The information in this prospectus supplement and accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to purchase these securities in any jurisdiction where the offer or sale is not permitted.

No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.
This prospectus supplement together with the short form base shelf prospectus dated November 2, 2010 to which it relates, as further amended or supplemented, and each document deemed to be incorporated by reference into the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar regulatory authorities in the Provinces of Alberta, British Columbia and Ontario. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the InterOil Corporation, Level 1, 60-92 Cook Street, Cairns, Queensland 4870 Australia, Telephone: +61 7 4046 4600, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT (Subject to Completion)
(To Short Form Base Shelf Prospectus dated November 2, 2010)

New Issue	, 2010.

INTEROIL CORPORATION
U.S.$
COMMON SHARES

This prospectus qualifies the distribution of                  common shares of InterOil Corporation at a price of US $                   per common share.

The common shares are listed on the New York Stock Exchange under the symbol “IOC.” On November 3, 2010, the last trading day before the announcement of the offering, the closing price of the common shares on the New York Stock Exchange was $75.03. We have applied to list the common shares distributed under this prospectus supplement on the New York Stock Exchange. Listing of the offered common shares on the New York Stock Exchange will be subject to our fulfillment of all of the listing requirements of the New York Stock Exchange.

Certain of our directors, executive officers and affiliated parties, as well as Clarion Finanz A.G., have indicated to us that they currently intend to purchase from the underwriters common shares with an aggregate purchase price of approximately $40 million in this offering at the initial price to the public. These prospective purchasers have the right to purchase these shares, but are under no obligation to purchase any shares in this offering and their interest in purchasing shares in this offering is not a commitment to do so.

Concurrently with this offering, we are offering $                   million aggregate principal amount of our                  % Convertible Senior Notes due 2015, or convertible notes (or $                   million aggregate principal amount of convertible notes if the underwriters in such offering exercise their over-allotment option in full), which we refer to as the concurrent offering. The convertible notes are being offered by means of a separate prospectus supplement and not by means of this prospectus supplement. The concurrent offering is not contingent upon the completion of this offering, and this offering is not contingent upon the completion of the concurrent offering. See “Concurrent Offering.”

Investing in the common shares involves risks.  See “Risk Factors” beginning on page S-8 of this prospectus supplement.

In this prospectus supplement, unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

PRICE US $                   A SHARE

Underwriting
	Price to	Discounts and	Net Proceeds
	Public(1)	Commissions	to InterOil(2)

Per Share	$	$	$
Total(3)	$	$	$

(1)	The offering price was determined by negotiation between us and the underwriters. See “Underwriting.”
(2)	Before deducting expenses of the offering estimated to be $ .
(3)	The underwriters have been granted an option, exercisable not later than , 2010, to purchase up to common shares at a price of $ per share. This prospectus supplement qualifies both the grant of the underwriters’ over-allotment option and the issuance of the common shares upon exercise of the such option if the underwriters’ option is exercised. A purchaser who acquires common shares forming part of the underwriters’ over-allotment position acquires those common shares under this prospectus supplement, regardless of whether the over-allotment position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. If the Underwriters’ option is fully exercised, the total Offering, Underwriters’ Discount and Net Proceeds to InterOil will be $ , $ and $ , respectively.

Security	Maximum Size	Exercise Period	Exercise Price

Underwriters’ Option	Common Shares	30 days from closing of the offering	$ per Common Share
Neither the United States Securities and Exchange Commission (the “SEC”), nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on or about                  , 2010.

Joint Book-Running Managers

MORGAN STANLEY	MACQUARIE CAPITAL

Co-Managers

BNP PARIBAS	RBS

                  , 2010

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying base prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in United States dollars and in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the common shares may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying base prospectus may not describe these tax consequences fully. You should read the tax discussion under “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” beginning on pages S-18 and S-20, respectively, of this prospectus supplement and you should consult with your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus supplement or the accompanying base prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

Phil E. Mulacek, our Chief Executive Officer, Collin F. Visaggio, our Chief Financial Officer and Gaylen Byker, a director of ours, each signed the certificate under Part 5 of National Instrument 41-101 — Distribution Requirements (“NI 41-101”) and reside outside of Canada. Although these persons have appointed Lackowicz, Shier & Hoffman, 300-204 Black Street, Whitehorse, Yukon Y1A 2M9 as their agent for service of process in the Provinces of Alberta, British Columbia and Ontario, it may not be possible for investors to enforce judgments obtained in Canada against them.

Our business plans include the development of oil and gas licenses, infrastructure, liquefied natural gas facilities, a condensate plant and related facilities. We do not currently have the resources to finance these activities, and if we are unable to arrange for such financing in the future we may not have the resources to proceed with such development as contemplated or at all.

The majority of our ‘net cash from operating activities’ adjusted for ‘proceeds from/(repayments of) working capital facilities’ are used in our appraisal and development programs for the Elk and Antelope fields in Papua New Guinea. Our net cash from working activities is not sufficient to fund those appraisal and development programs.

The underwriters, as principals, conditionally offer the common shares, subject to prior sale, if, as and when issued by us and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting.” In connection with the offering of the common shares the underwriters, Morgan Stanley & Co. Incorporated and Macquarie Capital (USA) Inc., may engage in over-allotment, stabilizing transactions and syndicate covering transactions. See “Underwriting.”

We intend to use the net proceeds from the sale of the common shares for the development and construction of a proposed condensate stripping plant and related facilities in Papua New Guinea, the development and construction of a liquefied natural gas plant and related facilities in Papua New Guinea, exploration and development activities in Papua New Guinea, the repayment of the $25 million term loan with Clarion Finanz AG, which matures in January 2011, and general corporate purposes, as appropriate. Pending such use, we will invest the net proceeds from this offering in short term investments. See “Use of Proceeds.”

Subscriptions for the common shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the offering is anticipated to occur on or about                  , 2010.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common shares of InterOil Corporation, and also adds to and updates certain information contained in the accompanying base prospectus and documents incorporated by reference therein and herein. The second part, the accompanying base prospectus, contains a description of our common shares and gives more general information about securities we may offer from time to time, in connection with the accompanying base prospectus.

To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying base prospectus or such documents incorporated by reference therein or herein, the information in this prospectus supplement will supersede such information.

This prospectus supplement and the accompanying base prospectus also contain and incorporate by reference important information about us and other information you should know before investing. Please read and consider all information contained in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying base prospectus together with the additional information described under the sections entitled “Available Information” and “Risk Factors” in each of this prospectus supplement and the accompanying base prospectus before you make an investment decision.

We are also offering $      million aggregate principal amount of our     % Convertible Senior Notes due 2015, or “convertible notes” (or a total of $      million aggregate principal amount of convertible notes if the underwriters in such offering exercise their over-allotment option in full). This offering of our convertible notes, referred to in this prospectus supplement as the “concurrent offering,” is being conducted pursuant to a separate prospectus supplement. This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy any of our convertible notes. There can be no assurance that the concurrent offering can be consummated on terms acceptable to us or at all or that, if consummated, it will be for the amount contemplated. This offering of common shares is not conditioned on the consummation of the concurrent offering. See “Concurrent Offering.”

You should rely only on the information contained and incorporated in this prospectus supplement, the accompanying base prospectus and on the other information included in the Registration Statement (as defined below) of which this prospectus supplement forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or inconsistent information you should not rely on it. We are not making an offer of registrable securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the front of this prospectus supplement.

The distribution of this prospectus supplement and the accompanying base prospectus and the offering of the common shares in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying base prospectus come should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying base prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Unless otherwise indicated, all financial information contained and incorporated by reference in this prospectus supplement and the accompanying base prospectus is determined using Canadian generally accepted accounting principles, or “Canadian GAAP.” “U.S. GAAP” means generally accepted accounting principles in the United States. For a discussion of the principal differences between our financial information as calculated under Canadian GAAP and under U.S. GAAP, you should refer to the notes of our audited consolidated annual financial statements incorporated by reference into this prospectus supplement and the reconciliation to U.S. GAAP of our unaudited consolidated financial statements for six months ended June 30, 2010 and 2009 filed with the SEC.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus and documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those in the forward-looking statements. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions and assumptions and other statements that are not historical facts. Such statements are generally identifiable by the terminology used, such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. Forward-looking statements also may relate to our operations, financial results, financial condition, liquidity and business prospects and strategy.

Forward-looking statements include, without limitation, statements regarding our plans for our exploration and development activities and other business segments and results therefrom, expanding our business segments, use of proceeds from this offering, the closing of this offering and the concurrent offering, plans for our exploration (including drilling plans) and other business activities and results therefrom; the construction of a proposed liquefied natural gas, or “LNG”, plant and a proposed condensate stripping facility in Papua New Guinea; the development of such LNG plant and condensate stripping facility; the ability to secure investors in the LNG project; the ability to negotiate definitive agreements in connection with the LNG project; the commercialization and monetization of any resources; whether sufficient resources will be established; the likelihood of successful exploration for gas and gas condensate; cash flows from operations; sources of capital; operating costs; business strategy; contingent liabilities; environmental matters; plans and objectives for future operations; and the timing, maturity and amount of future capital and other expenditures.

Our forward-looking statements are made based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Accordingly, you should not unduly rely on these forward-looking statements.

The forward-looking statements included in this prospectus supplement, the accompanying base prospectus and in the documents incorporated by reference therein and herein are made only as of the date of this prospectus supplement, the date of the accompanying base prospectus and the date of the applicable document incorporated by reference, respectively, and are qualified by this cautionary statement. Except as required by applicable Canadian securities law, we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Many risks and uncertainties may impact the matters addressed in these forward-looking statements, including but not limited to:

•	our ability to finance the development of an LNG and condensate stripping facility;

•	the ability to negotiate final definitive agreements contemplated by the Heads of Agreement with Energy World Corporation Ltd.;

•	the uncertainty in our ability to attract capital;

•	the uncertainty associated with the regulated prices at which our products may be sold;

•	the inherent uncertainty of oil and gas exploration activities;

•	potential effects from oil and gas price declines;

•	the availability of crude feedstock at economic rates;

•	our ability to construct and commission our LNG and condensate stripping facility;

•	our ability to secure joint venture partners for our LNG and condensate stripping facility;

•	the implementation of a financial information technology system could cause a financial statement error not to be detected;

•	difficulties with the recruitment and retention of qualified personnel;

•	losses from our hedging activities;

•	fluctuations in currency exchange rates;

•	the uncertainty of success in lawsuits and other proceedings;

•	political, legal and economic risks in Papua New Guinea;

•	our ability to meet maturing indebtedness;

•	stock price volatility;

•	landowner claims and disruption;

•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;

•	the inability of our refinery to operate at full capacity;

•	the impact of competition;

•	the margins for our products;

•	inherent limitations in all control systems, and misstatements due to errors that may occur and not be detected;

•	exposure to certain uninsured risks stemming from our operations;

•	contractual defaults;

•	uncertainty around the application of import duties on crude oil imported to our bonded warehouse;

•	payments from exploration partners;

•	interest rate risk;

•	weather conditions and unforeseen operating hazards;

•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;

•	the impact of our current debt on our ability to obtain further financing;

•	the adverse effects from importation of competing products contrary to our legal rights; and

•	law enforcement difficulties.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in, or incorporated by reference in, this prospectus supplement will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in this prospectus supplement.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying base prospectus and the documents incorporated into each by reference. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus supplement, the accompanying base prospectus and the documents incorporated by reference herein and therein carefully, including the section entitled “Risk Factors” and the financial statements and related notes to those financial statements included in the documents incorporated by reference. All references in this prospectus supplement to “InterOil,” “we,” “us,” and “our” mean InterOil Corporation and its subsidiaries, unless the context provides otherwise.

Our Company

We are developing a fully integrated energy company in Papua New Guinea, or “PNG.” Our operations are organized into four business segments:

•	Upstream, in which we explore for oil and gas in PNG;

•	Midstream, in which we operate a refinery and are developing an LNG processing and condensate stripping facility in PNG;

•	Downstream, in which we distribute refined products domestically in PNG on both a retail and wholesale basis; and

•	Corporate, which supports our other business segments.

Upstream.  Our upstream business segment has focused on a drilling program in the Elk and Antelope fields in Papua New Guinea which we discovered in 2006. We continue to evaluate the size and structure of the Elk and Antelope fields by drilling additional appraisal wells. Our ability to commercialize these discoveries will depend, in part, on the results of these appraisal wells. In addition, there is no market for natural gas in Papua New Guinea, so our ability to sell natural gas or condensate production from our discoveries will depend upon the development of a facility or facilities to liquefy natural gas or strip the condensate from the wellhead effluent. This project will require substantial amounts of capital and will take a number of years to complete. As discussed below, we are evaluating the construction of both a liquefied natural gas facility and a condensate stripping facility within the Elk and Antelope fields. No assurances can be given that we will be able to successfully construct such facilities, or as to the timing of such construction.

As of the date of this prospectus supplement, we did not have any production of oil or gas and do not have any reserves, including proved reserves, as defined under Canadian National Instrument 51-101 — Standards of Oil and Gas Activities or under definitions established by the SEC.

Midstream.  Our refinery is located across the harbor from Port Moresby, the capital city of Papua New Guinea. Our refinery is currently the sole refiner of hydrocarbons located in Papua New Guinea. Jet fuel, diesel and gasoline are the primary products that we produce for the domestic market. The refining process also results in the production of naphtha and low sulfur waxy residue. To the extent that we do not convert naphtha to gasoline, we export it to the Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstock. We market our low sulfur waxy residue as fuel domestically and by export to more complex refineries as cracker feedstock.

We are developing an LNG project for the potential construction of liquefaction facilities. The infrastructure currently being considered includes both land-based and potentially floating liquefaction plants. Associated infrastructure requirements include condensate storage and handling, a gas pipeline from the Elk and Antelope fields and LNG storage and handling. We have entered into a heads of agreement to further our LNG project, see “Summary — Recent Developments — Heads Of Agreement with Energy World Corporation Ltd.”

Downstream.  We have the largest wholesale and retail petroleum product distribution base in Papua New Guinea. This business includes bulk storage, transportation, distribution, aviation, wholesale and retail facilities for refined petroleum products. Our downstream business supplies petroleum products nationally in Papua New Guinea through a portfolio of retail service stations and commercial customers.

Recent Developments

Heads Of Agreement with Energy World Corporation Ltd.

On September 28, 2010, we announced that we had, along with Liquid Niugini Gas Ltd., our joint venture LNG project company with Pacific LNG Operations Ltd., signed a Heads Of Agreement (“HOA”) with Energy World Corporation Ltd. to construct a two million tonne per annum land-based LNG plant in the Gulf Province of Papua New Guinea. The Train 1 LNG plant would process an estimated 1.5 trillion cubic feet of natural gas over 15 years with early stage capital expenditure estimates amounting to US$455 per metric tonne of LNG production. In return for its commitment to fully fund the LNG plant, the HOA provides that Energy World Corporation Ltd. is to be entitled to a fee of 14.5% of the proceeds from the sale of LNG from the plant, less agreed deductions, and subject to adjustments based on timing and execution. The HOA sets out the major terms and conditions which the parties intend to include in the Train 1 Funding and Shareholder’s Agreements, as well as a potential expansion of the plant’s capacity. The final terms of those agreements are subject to negotiations among the various parties to the HOA, and the parties to the HOA are under no obligation to agree to the final terms. Accordingly, no assurance can be given as to the final terms of the agreements or as to the ability of the parties to be able to negotiate final definitive agreements for execution.

Additionally, we are continuing to pursue transactions that are intended to enhance and accelerate the development of our LNG operations, which transactions could include: floating LNG facilities, additional land-based LNG plants, offtake agreements and the sale of a portion of our ownership in the proposed LNG project and in the Elk and Antelope fields to strategic LNG partners. No assurances can be given that we will complete, or as to the timing of, such transactions.

Settlement of Peters Litigation

We entered into an agreement in August 2010 to settle and release all claims against us and our subsidiaries brought by various plaintiffs in the District Court of Montgomery County, Texas commenced in 2005 and styled Todd Peters et. al v. Phil Mulacek et. al. Pursuant to the agreed settlement, which was approved by the court in September, we issued 199,677 common shares to the plaintiffs, valued at $12 million based on a volume weighted average price calculated over the ten trading days prior to execution of the settlement agreement. Phil E. Mulacek, our Chief Executive Officer, remains a party to this ongoing litigation in his personal capacity, as do entities that he controls. See “Legal Proceedings” in the accompanying base prospectus for additional information.

Short term secured facility

We closed on a $25 million secured term loan bearing a 10% interest rate with Clarion Finanz AG on August 11, 2010. The amount was made available in two installments of $12.5 million and each installment was drawn down during August 2010. The term loan facility matures on January 31, 2011 and will be used for upstream development and general corporate purposes. We have agreed to pledge to Clarion Finanz AG a 2.5% interest in the Elk and Antelope fields as collateral for the facility. We expect to repay this facility with a portion of the proceeds of this offering. See “Use of Proceeds” on page S-9.

Concurrent offering

Concurrently with this offering, we are offering $                   million aggregate principal amount of our     % Convertible Senior Notes due 2015 (or a total of $                   million aggregate principal amount of convertible notes if the underwriters in such offering exercise their over-allotment option in full), which we refer to as the concurrent offering. The convertible notes are being offered by means of a separate prospectus supplement and not by means of this prospectus supplement. The concurrent offering is not contingent upon the completion of this offering, and this offering is not contingent upon the completion of the concurrent offering. See “Concurrent Offering.”

Third Quarter Financial Results

Our consolidated financial statements for our third fiscal quarter ended September 30, 2010 are not yet available. Our expectations with respect to our unaudited results for the period discussed below are based upon management estimates and are our responsibility. The preliminary financial results presented below are subject to the completion of our financial closing procedures. Those procedures have not yet been completed. Accordingly, these results may change and those changes may be material. Our independent registered public accounting firm, PricewaterhouseCoopers, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial data and, accordingly, PricewaterhouseCoopers does not express an opinion or any other form of assurance with respect thereto. This guidance is not meant to be a comprehensive statement of our unaudited financial results for this quarter and our actual results may differ from these estimates. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Forward-Looking Statements,” elsewhere in this prospectus.

During the quarter ended September 30, 2010 the following items were incurred outside of the ordinary course of business:

1. Expense of $12.0 million in relation to the issue of 199,677 common shares to settle all claims against us brought by various plaintiffs in the District Court of Montgomery County, Texas styled Todd Peters et. al v. Phil Mulacek et. al. The 199,677 common shares were issued by us to the plaintiffs on October 19, 2010.

2. Expense of $8.8 million for “Loss on extinguishment of IPI liability” in relation to our buyback of 0.4% indirect participation interest during July 2010. A total of 208,281 of our common shares were issued to acquire the interest.

3. Gain on sale of exploration properties of $2.1 million from the sale of our interest in petroleum prospecting license 244 in Papua New Guinea. The proceeds from the sale of these exploration properties was contracted to be received subsequent to September 30, 2010. As at the date of this supplemental prospectus, a total of $0.5 million remained collectible from the purchaser. Settlement of this remaining amount is due to occur during the quarter ended December 31, 2010 in accordance with the contractual terms of the sale.

Therefore we expect a consolidated loss for the quarter ended September 30, 2010 in the range of $13 to $15 million and a consolidated net loss for the nine months ended September 30, 2010 in the range of $9 to $11 million. The results excluding the above unusual items during the quarter would, assuming our results are in line with our current management estimates, be a consolidated profit for the quarter ended September 30, 2010 in the range of $4 to $6 million and a consolidated profit for the nine months ended September 30, 2010 in the range of $10 to $12 million.

Corporate Information

Our principal executive offices are located at Level 1, 60-92 Cook Street, Cairns, Queensland 4870, Australia and our registered office is located at 300 - 204 Black Street, Whitehorse, Yukon, Canada, YIA 2M9. Our U.S. telephone number is (281) 292-1800. Our website is http://www.interoil.com. The contents of our website are not a part of this prospectus supplement or the accompanying prospectus. Our common shares are traded on the New York Stock Exchange under the symbol “IOC.”

THE OFFERING

Common shares we are offering	common shares or shares if the underwriters’ overallotment option is exercised in full.

Common shares outstanding immediately after this offering	common shares ( common shares if the over-allotment option is exercised in full).

Over-Allotment Option	common shares

Use of Proceeds	We intend to use the net proceeds from this offering for the development and construction of a proposed condensate stripping plant and related facilities in Papua New Guinea, the development and construction of a liquefied natural gas plant and related facilities in Papua New Guinea, exploration and development activities in Papua New Guinea, the repayment of the $25 million term loan with Clarion Finanz AG, which matures in January 2011, and general corporate purposes as appropriate. Pending such use, we will invest the net proceeds from this offering in short term investments. See “Use of Proceeds.”

NYSE Symbol	IOC

Risk Factors	You should carefully consider the information set forth in the “Risk Factors” section of this prospectus supplement, as well as all other information included in or incorporated by reference in this prospectus supplement and the accompanying base prospectus, before deciding whether to invest in our common shares.

The number of common shares outstanding after this offering in the table above is based on 44,312,212 common shares outstanding as of November 3, 2010 and excludes: (a) up to 1,830,100 common shares issuable upon the exercise of outstanding employee stock options at a weighted average exercise price of $26.46 per share, (b) 126,940 common shares issuable upon the conversion of outstanding restricted stock units, (c) 473,813 common shares issuable to the parties to the indirect participation interest agreement dated February 25, 2005, if they exercise their right to convert all or any portion of their interest under the agreement into common shares, and (d) 5,000 common shares to be issued pursuant to an agreement with Petroleum Independent and Exploration Corporation in exchange for 5,000 shares of SP InterOil LDC held by Petroleum Independent and Exploration Corporation. We are also conducting a concurrent offering of $             principal amount of our convertible notes. If we close the concurrent offering, we will reserve up to an additional                  common shares for issuance upon conversion of the convertible notes at an initial conversion price of $             assuming the over-allotment option in respect of the concurrent offering is exercised in full.

RISK FACTORS

An investment in our common shares is subject to certain risks. Purchasers should carefully review and consider all information contained and incorporated by reference in this prospectus supplement and the accompanying base prospectus, including without limitation, the risks described below and under the heading “Risk Factors” in our annual information form for the year ended December 31, 2009.

Our common share price has been volatile.

The market price of the common shares has been, and is likely to continue to be, volatile and subject to wide fluctuations. From November 1, 2009 through November 3, 2010, the highest sales price of the common shares on the New York Stock Exchange has been $84.05 and the lowest sales price of the common shares on such exchange has been $42.83. The fluctuation in the market prices of the common shares is caused by a number of factors, some of which are outside our control, including the following:

•	general economic conditions, and world wide prices for oil and gas;

•	quarterly variations in our results of operations;

•	material events concerning our business and operations such as the result of our drilling operations;

•	changes in stock market analyst recommendations or earnings estimates regarding the common shares;

•	strategic actions, such as acquisitions by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	significant sales of the common shares;

•	short selling activities;

•	the acquisition or loss of major customers or suppliers;

•	additions or departures of key personnel;

•	changes in market valuations for refining, exploration and production companies or companies participating in the retail distribution of refined oil products; and

•	changes in accounting standards, policies, guidance, interpretations or principles.

A decline in the market price of the common shares could cause you to lose some or all of your investment. Investors who purchase our common shares may not be able to sell their shares at or above the purchase price.

Future sales of our common shares may adversely affect the price of our common shares.

We believe that substantially all of our common shares that will be outstanding after this offering and common shares issued in the future upon the exercise of outstanding options, vesting of restricted stock units and upon conversion of the IPI percentage interest will be freely tradable under the federal securities laws following this offering, subject to certain limitations. These limitations include vesting provisions in option and restricted stock unit agreements and volume and manner-of-sale restrictions under Rule 144 of the United States Securities Act of 1933, as amended. The concurrent offering of our convertible notes, as well as any sale of a substantial number of our common shares into the public market following this offering, or the perception that such sales could occur, could adversely affect the prevailing market price of our common shares.

We have never declared or paid dividends on our common shares and we do not anticipate paying dividends in the foreseeable future.

We have never paid cash dividends on our common shares, and we do not anticipate paying any cash dividends on our common shares in the foreseeable future. We currently plan to invest all available funds and future earnings in the operation and growth of our business. Our ability to make dividend payments in the future will depend on our future performance and liquidity.

USE OF PROCEEDS

The net proceeds from this offering of our common shares will be approximately U.S.$                   million after deducting underwriting commissions, and the estimated expenses of the offering of $                   (U.S.$                   million if the over-allotment option is exercised).

We intend to use the net proceeds from the sale of securities generally for the development and construction of a proposed condensate stripping plant and related facilities in Papua New Guinea, the development and construction of a liquefied natural gas plant and related facilities in Papua New Guinea, exploration and development activities in Papua New Guinea, the repayment of the $25 million term loan with Clarion Finanz AG, which matures in January 2011, and general corporate purposes as described in detail below.

Please note that all references to costs in this section are preliminary estimates only.

Condensate Stripping Plant

The proposed condensate stripping plant is expected to process approximately 400 million standard cubic feet per day (mmscf/day) of wellhead gas with an anticipated yield of approximately 9,000 barrels (bbls) of condensate per day. In accordance with the joint venture operating agreement dated August 4, 2010 with Mitsui & Co., Ltd. (“Mitsui”) for the proposed condensate stripping plant, Mitsui will be responsible for arranging or providing financing for the capital costs of the plant, and Mitsui will own 50% of the plant.

The capital cost for the condensate stripping plant is currently estimated at $550 million, with approximately $32 million of this amount allocated to front end engineering design (“FEED”). FEED is currently expected to be completed by March 31, 2011, with a final investment decision to be made by Mitsui which is expected by the end of March 2011, following completion of engineering and design work, financing agreements and receipt of applicable regulatory approvals. The condensate stripping plant facilities are projected to be operational no later than mid-2013. Mitsui is arranging 100% of the financing; however, in the event that a positive final investment decision is not reached or made, we will be required to refund all of the capital expenditure incurred by Mitsui in respect of the condensate stripping plant. We may also need to initially fund certain aspects of the planned condensate stripping plant before Mitsui provides funding.

LNG Plant and Other Facilities

We plan to develop a LNG plant in Papua New Guinea. Pursuant to the HOA, the parties thereto agreed to commence discussions with a goal to reach agreement on definitive agreements to construct a mid-sized two million tonne per annum (“mtpa”) land-based LNG plant in the Gulf Province of Papua New Guinea. The Train 1 LNG plant is planned to process an estimated 1.5 trillion cubic feet (“Tcf”) of natural gas over 15 years with early stage capital expenditure estimates by Energy World Corporation Ltd. amounting to US$455 per metric tonne of LNG production.

Under the HOA, but subject to reaching agreement on final definitive agreements, Energy World Corporation Ltd. has agreed to fully fund the construction of the LNG plant in exchange for the entitlement to a fee of 14.5% of the proceeds from the sale of LNG from the LNG plant, less agreed deductions, and subject to adjustments based on timing and execution. We may, however, need to initially fund certain aspects of the LNG plant before Energy World Corporation Ltd. provides funding.

Infrastructure required for the LNG project includes a jetty and breakwater for the LNG loading facility with expansion potential, and approximately 50 mile (80 Km) pipeline from the Elk and Antelope fields to the coast. The wells and processed natural gas pipeline from the condensate stripping plant to the coast in the Gulf Province will be the responsibility of the owners of the Elk and Antelope fields, including us and our upstream partners.

Exploration and Development Activities

We intend to continue appraisal, exploration and development activities in the Elk and Antelope fields, the Bwata field and licensed areas in Papua New Guinea and, in particular, intends to drill production wells No. 3 and

No. 4 in the Elk and Antelope fields, drill are appraised will in the Bwata field, drill exploration wells, obtain seismic and satisfy license obligations in compliance with its other Papua New Guinea license requirements.

Use of Proceeds

We intend to use the net proceeds from the sale of securities as follows:

(i) develop the infrastructure required for the LNG project, including an approximately 50 mile (80 Km) pipeline from the Elk and Antelope fields and the LNG plant(s) to be build at the Gulf Province and a jetty and breakwater for the LNG loading facility with expansion potential;

(ii) drill production wells No. 3 and No. 4 in the Elk and Antelope fields;

(iii) drill appraisal and exploration wells, obtain seismic and satisfy other license obligations in compliance with its license requirements, in addition to conducting related exploration activities;

(iv) the repayment of the $25 million term loan with Clarion Finanz AG, which matures in January 2011; and

(v) general corporate purposes.

Pending such use, we will invest the net proceeds from any offering of securities in short term investments. We will re-allocate the funds only for sound business reasons.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2010,

•	on an actual basis,

•	on an as adjusted basis to give effect to the sale of an estimated $142 million worth of common shares based on a closing price of $75.03 on November 3, 2010, for a total of 1,892,576 common shares in this offering and the application of the net proceeds therefrom as described under “Use of Proceeds,” and

•	on a further adjusted basis to give effect to the concurrent sale of an estimated $100 million principal amount of convertible notes in a concurrent offering and the application of the proceeds therefrom as described under “Use of Proceeds.” This offering is not contingent on the completion of the concurrent offering.

	June 30, 2010
	Actual	As adjusted	As further adjusted
	($000)

Cash and cash equivalents	$31,665	$173,665	$273,665
Long-term debt:(1)
Secured OPIC loans	$48,201	$48,201	$48,201
Mitsui unsecured loan	$1,119	$1,119	$1,119
Convertible notes	—	—	100,000

Total debt	$49,320	$49,320	$149,320

Shareholders equity:(2)
Preferred shares — non outstanding	—	—	—
Common shares — 43,765,254 shares outstanding (actual); shares (as adjusted); shares as further adjusted	$622,277	$764,278	$764,278
Contributed surplus	$22,377	$22,377	$22,377
Accumulated other comprehensive income	$5,594	$5,594	$5,594
Conversion options	$13,271	$13,271	$13,271
Accumulated deficit	$(209,417)	$(209,417)	$(209,417)

Total shareholders’ equity	$454,102	$596,103	$596,103
Total capitalization	$503,422	$645,423	$745,423

(1)	In addition to the long-term debt shown in the table, InterOil had $57,632,682 borrowed under a working capital facility to finance feed stock for its refineries, which borrowings were classified as current liabilities. In addition, in August 2010, InterOil borrowed $25 million from Clarion Finanz AG which borrowings are due on January 31, 2011.
(2)	InterOil is authorized to issue an unlimited number of preferred shares and common shares. In addition to the outstanding shares of common stock, as of June 30, 2010, 2,058,540 common shares were reserved for issuance pursuant to awards issued under our equity incentive plans, 5,000 shares were reserved for issuance pursuant to an agreement with PIE in which PIE will exchange 5,000 shares of SPI for such common shares, and 473,813 shares were reserved for issuance upon the exchange features of our Indirect Participation Interest agreements.

PRICE RANGE OF INTEROIL COMMON SHARES

Our common shares are listed for trading on the New York Stock Exchange under the symbol “IOC.” The following table sets forth the high and low sale prices and the trading volumes for our common shares on a monthly basis as reported by the New York Stock Exchange for the twelve-month period before the date of this prospectus supplement.

			Volume
	Price Range		(Number of
	High	Low	Common Shares)

2010
November (through 3rd)	$75.50	$71.18	1,924,900
October	$71.67	$64.64	12,748,100
September	$72.93	$59.15	12,293,500
August	$70.10	$55.35	12,986,500
July	$61.62	$44.40	12,899,600
June	$57.00	$42.60	17,672,300
May	$67.13	$41.67	26,529,200
April	$81.00	$66.24	22,725,300
March	$72.48	$57.22	31,494,700
February	$71.00	$57.18	23,487,500
January	$84.05	$58.29	34,208,100
2009
December	$78.43	$59.16	25,515,500
November	$58.02	$42.83	14,357,500

On November 3, 2010, the last trading day prior to the date of this prospectus supplement, the closing price of our common shares on the New York Stock Exchange was $75.03.

We have never paid cash dividends on our common shares, and we do not anticipate paying any cash dividends on our common shares in the foreseeable future. We currently plan to invest all available funds and future earnings in the operation and growth of our business. Our ability to make dividend payments in the future will depend on our future performance and liquidity.

PRIOR SALES

During the twelve-month period preceding the date of this prospectus supplement we issued the following common shares:

•	an aggregate of 359,650 common shares were issued from time to time upon the exercise of options;

•	an aggregate of 20,700 common shares were issued at various times upon the vesting of restricted stock units;

•	an aggregate of 881,261 common shares were issued at various times in the last twelve months at deemed issue prices ranging from $29.43 to $65.02 as part of an exchange of certain IPI percentage interests for our common shares; and

•	an aggregate of 199,677 common shares have been issued pursuant to the settlement agreement, dated August 31, 2010, as further described under “Legal Proceedings” in the accompanying base prospectus.

CONCURRENT OFFERING

The following description is a summary of the material provisions of the convertible notes we are offering in the concurrent offering and the indenture that will govern the convertible notes. It does not purport to be complete. This summary is subject to, and is qualified by reference to, all the provisions of the convertible notes indenture, including the definitions of the terms used in the convertible notes indenture.

The concurrent offering consists of $                   million aggregate principal amount of our                  % Convertible Senior Notes due 2015 (or a total of $                   million aggregate principal amount of convertible notes if the underwriters in such offering exercise their over-allotment option in full).

The convertible notes are being offered by means of a separate prospectus supplement, and not by means of this prospectus supplement. The concurrent offering is not contingent upon the completion of this offering, and this offering is not contingent upon the completion of the concurrent offering. We cannot assure you that we will complete the concurrent offering.

The convertible notes will be our senior unsecured obligations and pay interest semi-annually at a rate of                  % per annum. The convertible notes will be convertible in certain circumstances into cash or common shares, based on an initial conversion rate of                  common shares per $1,000 principal amount (representing an initial conversion price of approximately $                   per share), subject to adjustment upon the occurrence of certain events. Upon conversion, holders will receive cash, common shares or a combination thereof, at our option. The convertible notes will, subject to the fulfillment of certain conditions, be redeemable at our option prior to maturity. Upon a fundamental change (as described in the prospectus supplement relating to the convertible notes), holders may require us to repurchase their notes for cash at a purchase price equal to the principal amount of the convertible notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

UNDERWRITING

We are offering the common shares described in this prospectus supplement through the underwriters named below. Morgan Stanley & Co. Incorporated and Macquarie Capital (USA) Inc. are the representatives of the underwriters. We have entered into an underwriting agreement dated November                  , 2010 with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters have severally agreed to purchase, and we have agreed to sell to them, the number of common shares listed next to its name in the table below at a price of                  , payable in cash to InterOil against delivery:

Number of
Name	Common Shares

Morgan Stanley & Co. Incorporated
Macquarie Capital (USA) Inc.
BNP Paribas Securities Corp.
RBS Securities Inc.

Total

The underwriters and the representatives are referred to herein as the “underwriters” and the “representatives,” respectively. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus supplement if any such shares are purchased under the underwriting agreement. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Over-allotment option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to           additional common shares at the public offering price listed on the cover page of this prospectus supplement, less the underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.

Commissions and discounts

The offering price of the common shares was determined by negotiation between us and the representatives. The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers at such price less a discount or concession not in excess of                  . After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives.

The following table shows the per share and total public offering price, the underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional           common shares.

Total
	Per	No	Full
	Share	Exercise	Exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $          .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of common shares offered by them.

No sales of similar securities

Our common shares are listed on the NYSE under the trading symbol “IOC.” We and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Morgan Stanley & Co. Incorporated, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common shares, any of our debt securities (other than as contemplated in the Convertible Note offering) or any of our other securities that are substantially similar to our common shares or the notes or securities convertible into or exercisable or exchangeable for these securities. Notwithstanding the lock-up agreements, we are permitted to issue up to 20% of our then-outstanding common shares, on a fully diluted basis, in connection with a strategic transaction. In addition, each of our executive officers and directors will be permitted to sell a maximum amount equal to 20% of such director or officer’s holdings of our common shares, on a fully diluted basis. Further, Phil E. Mulacek will be permitted to distribute shares of our common stock in order to settle any claims in the litigation styled as “Todd Peters et. al. v. Phil Mulacek et.al.” In addition, certain of our directors, including Mr. Mulacek, have pledged shares, including pledges related to our OPIC loans. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, Morgan Stanley & Co. Incorporated may in its sole discretion release all or some of the securities from these lock-up agreements.

Stock Exchange Listing

We have applied to list the common shares distributed under this prospectus supplement on the New York Stock Exchange. Listing will be subject to fulfillment of all of the listing requirements of the New York Stock Exchange.

Indemnification and contribution

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

Price stabilization, short positions

In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more common shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of common shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing common shares in the open market. In determining the source of common shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of common shares compared to the price available under the over-allotment option. The underwriters may also sell common shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Purchases by Certain Directors, Executive Officers and Affiliated Parties

The following executive officers, directors or affiliated parties have indicated to us that they currently intend to purchase from the underwriters common shares with an aggregate purchase price of approximately $40 million in this offering at the initial price to the public:

•	Phil Mulacek, our Chief Executive Officer,

•	Collin Vissagio, our Chief Financial Officer,

•	Wayne Andrews, our Vice President Capital Markets,

•	Gaylen Byker and Ford Nicholson, two of our directors,

•	Henry Aldorf, President, Pacific LNG, and

•	Clarion Finanz AG

These prospective purchasers have the right to purchase these shares, but are under no obligation to purchase any shares in this offering and their interest in purchasing shares in this offering is not a commitment to do so.

Conflict of Interest

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees. The underwriters are also underwriters in the concurrent offering. Morgan Stanley & Co. Incorporated is acting as the bookrunner for the concurrent offering and Macquarie Capital (USA) Inc. is acting at the joint lead manager for the concurrent offering. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Selling Restrictions

This offering is being made concurrently in the United States and in the Provinces of Alberta, British Columbia and Ontario. The common shares have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada other than the Provinces of Alberta, British Columbia and Ontario. The shares will be offered in the United States and the Provinces of Alberta, British Columbia and Ontario through the underwriters, either directly or through their respective U.S. or Canadian registered affiliates. As described below, subject to applicable law, the underwriters may offer the shares outside of the United States and Canada.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares of our common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares of our common stock to the public in that Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares of our common stock to the public” in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

Switzerland

This document as well as any other material relating to the shares of our common stock which are the subject of the offering contemplated by this prospectus do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares of our common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares of our common stock, including but not limited to this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The shares of our common stock are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares of our common stock with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

This document as well as any other material relating to the shares of our common stock is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us, and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of our common stock in, from or otherwise involving the United Kingdom.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common shares. This summary is based on existing legal authorities, including the Internal Revenue Code of 1986, as amended (the “Code”), existing Treasury Regulations, judicial decisions and administrative interpretations, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not challenge one or more of the tax results described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences described below. This summary generally applies only to U.S. holders (as defined below) that hold the common shares as a “capital asset” (generally, property held for investment) within the meaning of the Code. This discussion does not purport to address all tax considerations that may be important to a particular U.S. holder in light of the holder’s circumstances, such as the alternative minimum tax provisions of the Code, or to certain categories of investors that may be subject to special rules, such as certain financial institutions, tax-exempt organizations, dealers in securities, foreign persons, holders whose functional currency is not the U.S. dollar, persons who hold the common shares as part of a hedge, conversion or constructive sale transaction, straddle or other risk reduction transaction, or certain former citizens or residents of the United States. Finally, this summary does not describe any tax considerations arising under the laws of any applicable foreign, state or local jurisdiction.

As used herein, the term “U.S. holder” means any beneficial owner of a common share, other than an entity treated as a partnership for U.S. federal income tax purposes, that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source,

•	a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust, or

•	certain eligible trusts that elect to be taxed as U.S. persons under applicable Treasury Regulations.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes), wherever created or organized, is a beneficial owner of our common shares, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of our common shares that is a partnership and partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of purchasing, holding and disposing of our common shares.

Investors considering the purchase of our common shares should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situation and the consequences of federal estate and gift tax laws, foreign, state and local laws.

Distributions on Common Shares

If we make distributions with respect to the common shares, the distributions generally will be treated as dividends to a U.S. holder of the common shares to the extent of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) at the end of the taxable year in which the distribution occurs. If the amount of the distributions exceed our current and accumulated earnings and profits, a U.S. holder’s proportionate share of the excess will be treated as a tax-free return of capital to the extent of the holder’s tax basis in its common shares, and the remaining amount as gain from the sale or exchange of those shares.

Dividends received by non-corporate U.S. holders prior to January 1, 2011 from a “qualified foreign corporation” generally are eligible for reduced rates of taxation (“qualified dividends”). For this purpose, a qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States but does not include any foreign corporation which for the taxable year of the corporation in which the dividend was paid, or the preceding taxable year, is a passive foreign investment company (a “PFIC”), as discussed below. The Company believes it is eligible for the benefits of the Tax Convention with the United States and (as discussed below) does not believe that is or has been a PFIC. All dividends paid to non-corporate U.S. holders that do not constitute qualified dividends will be subject to tax at ordinary rates (up to 39.6% beginning in 2011).

The total amount of distributions paid to a holder in any foreign currency will be included by such U.S. holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid, regardless of whether the payment is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. holder would not be required to recognize any foreign currency gain or loss with respect to the receipt of the foreign currency distributions. If instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as ordinary income or loss.

Sale or Other Disposition of Common Shares

Upon the sale or other taxable disposition of the common shares, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received in such sale or other disposition and (ii) the holder’s tax basis in the common shares. That capital gain or loss will be long-term if the U.S. holder’s holding period in respect of the common shares is more than one year. Long-term capital gains recognized by non-corporate holders are subject to tax at a rate that is currently set at 20% beginning in 2011. The deductibility of capital losses is subject to certain limitations.

In certain circumstances, amounts received by a U.S. holder upon the redemption of the common shares may be treated as a distribution (in the nature of a dividend) with respect to the common shares, rather than as a payment in exchange for the common shares that results in the recognition of capital gain or loss, as described above. In these circumstances, the redemption payment would be included in gross income as a dividend to the extent that such payment is made out of our earnings and profits (as described above). The determination of whether a redemption of common shares will be treated as a distribution, rather than as a payment in exchange for the common shares generally will depend on whether and to what extent the redemption reduces the holder’s ownership in us. The rules applicable to redemptions are complex, and each holder should consult its own tax advisor to determine the consequences of a redemption to it.

If a U.S. holder receives any foreign currency on the sale of the common shares, such holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the common shares and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Considerations

A foreign corporation constitutes a PFIC in any taxable year in which either 75% or more of its gross income consists of certain specified types of “passive income” or on average at least 50% of the value of its total assets is attributable to assets that produce or are held for the production of passive income. If we are PFIC for any taxable year, notwithstanding anything set forth herein, unless certain elections are made, a U.S. holder will be required to treat distributions on the common shares and any gain recognized on the sale, exchange or other disposition of the common shares as ordinary income taxable at ordinary income rates (which are as high as 39.6% beginning in 2011) and pay an interest charge on the value of the deferral of U.S. federal income tax attributable to certain of the distributions and such gain. Although we do not believe that we currently are or have been a PFIC, we cannot assure you that we are not, nor will become in the future, a PFIC. The PFIC rules are complex and their application will depend on factual determinations based on the ongoing results of our operations and the composition of our assets. Because the PFIC rules are complex and because the impact of those rules on the U.S. federal income tax treatment of a holder may be significant, each holder is urged to discuss the potential application of the PFIC rules with its tax advisor.

Medicare Tax

With respect to taxable years beginning after December 31, 2012, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common shares.

Information Reporting and Backup Withholding

Payments of dividends on the common shares and the proceeds of a sale of the common shares paid to a U.S. holder may be subject to information reporting and also to backup withholding tax at the rate of 28% if the holder does not provide its taxpayer identification number and comply with the backup withholding rules or otherwise establish an exemption therefrom. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against the holder’s U.S. federal income tax liability. Each U.S. holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Foreign Tax Issues

The tax discussion set forth above is intended only to address U.S. federal income tax issues applicable to the U.S. holders. However, because we are not organized under the laws of the United States and are not doing business in the United States, U.S. holders may be subject to tax in jurisdictions other than the United States, including Canada. In the event the U.S. holders are subject to any such taxes, the taxes may be creditable against the holders’ U.S. federal income tax liabilities, subject to certain limitations. Each holder is advised to consult its own tax advisor with respect to the possibility of incurring foreign tax liability in connection with acquiring and/or holding the common shares.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a U.S. holder’s particular situation. Each U.S. holder should consult its own tax advisor with respect to the tax consequences to them of the ownership and disposition of the common shares, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The section summarizes the principal Canadian federal income tax consequences pursuant to the Income Tax Act (Canada) and the regulations thereto (collectively, the “Tax Act”), as of the date hereof, to an original purchaser who acquires a common share (an “InterOil Share”) pursuant to the Offering (a “Holder”) and who, at all relevant times and for purposes of the Tax Act, deals at arm’s length with, and is not affiliated with, InterOil and who holds the InterOil Shares as capital property. The InterOil Shares will generally be considered to be capital property to a Holder provided the Holder does not use or hold the InterOil Shares in the course of carrying on a business of trading or dealing in securities and has not acquired the InterOil Shares in on or more transactions considered to be an adventure in the nature of trade.

This summary is not applicable to a Holder (i) that is a “financial institution” (as defined in the Tax Act for purposes of the “mark-to-market” rules), (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) to whom the “functional currency” reporting rules apply and whose functional currency for purposes of the Tax Act is the currency of a country other than Canada; (iv) that is exempt from tax under Part I of the Tax Act; or (v) an interest in which is a “tax shelter investment” (as defined in the Tax Act). Such Holders should consult their own tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of InterOil Shares acquired pursuant to this Offering.

This summary is based upon the facts set out in this Prospectus Supplement, the current provisions of the Tax Act in force at the date of this Prospectus Supplement, our understanding of existing case law and the current administrative and assessing practices and policies of the Canada Revenue Agency published in writing prior to the date hereof. The summary also takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative and assessing practices and policies, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations, which may differ from the Canadian federal income tax considerations described herein.

This summary is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to be, nor should it be construed as, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular Holder are made. Prospective Holders are urged to consult their own tax advisors concerning the tax consequences to them of an investment in InterOil Shares with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Exchange Rates

For the purposes of the Tax Act, each amount relating to an InterOil Share, including dividends, adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars. Any amount denominated in U.S. dollars must be converted into Canadian dollars, generally at the exchange rate quoted by the Bank of Canada as its noon rate on the date the amount first arose. Resident Holders (as defined below) may therefore realize additional income, gains or losses by virtue of changes in foreign currency exchange rates.

Residents of Canada

This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada (a “Resident Holder”).

Dividends on InterOil Shares

A Resident Holder that is an individual (other than certain trusts) will be required to include in computing the holder’s income for a taxation year any taxable dividends received or deemed to be received on the InterOil Shares. Such taxable dividends will be subject to the gross-up and dividend tax credit rules in the Tax Act, including the enhanced dividend tax credit rules applicable to any dividend designated as an “eligible dividend” by InterOil. There may be limitations on the ability of InterOil to designate dividends as eligible dividends.

A Resident Holder that is a corporation will include dividends received or deemed to be received on the InterOil Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the InterOil Shares to the extent that such dividends are deductible in computing taxable income.

Dividends realized by an individual may give rise to a liability for alternative minimum tax.

Disposition of InterOil Shares

In general, a Resident Holder of an InterOil Share will realize a capital gain (or a capital loss) on a disposition, or a deemed disposition of such InterOil Share (other than to InterOil), equal to the amount by which the proceeds of disposition of the InterOil Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the InterOil Share to the holder. The adjusted cost base to a Resident Holder of InterOil Shares at any time will be determined by averaging the cost of InterOil Shares with the adjusted cost base of any other InterOil Shares held as capital property by the Resident Holder at the time. The treatment of capital gains and capital losses is described below under “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Taxation of Capital Gains and Capital Losses.”

In general, in the case of a Resident Holder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of InterOil Shares may be reduced by the amount of dividends previously received thereon, or deemed received thereon, to the extent and under circumstances prescribed in the Tax Act. Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns InterOil Shares. Resident Holders to whom these rules may apply should consult their own tax advisors.

Taxation of Capital Gains and Capital Losses

In general, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year will be included in the Resident Holder’s income in the year. One-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year will be deducted from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains may be deducted in any of the three preceding taxation years or in any subsequent year, to the extent and under the circumstances described in the Tax Act.

Individuals and certain trusts may be subject to an alternative minimum tax under the Tax Act as a result of realizing net capital gains.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of taxable capital gains.

Non-Residents of Canada

This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada, does not use or hold, and is not deemed to use or hold, InterOil Shares in, or in the course of, carrying on business in Canada or as part of an adventure or concern in the nature of trade, and is not a “foreign affiliate” of a taxpayer resident in Canada (a “Non-Resident Holder”). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere.

Dividends on InterOil Shares

Under the Tax Act, dividends on InterOil Shares paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder.

For example, under the Canada-United States Income Tax Convention, 1980 (the “Convention”), a Non-Resident Holder who is “resident” in the United States and a “qualifying person” within the meaning of the Convention and who does not use or hold, and is not deemed to use or hold the InterOil Shares in connection with carrying on a business in Canada through a permanent establishment in Canada will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends.

Disposition of InterOil Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of the InterOil Shares unless the InterOil Shares constitute “taxable

Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, provided that the InterOil Shares are listed on a designated stock exchange (which currently includes the New York Stock Exchange) at the time of a disposition of InterOil Shares, the InterOil Shares will not constitute taxable Canadian property of a Non-Resident Holder, unless, at any time during the 60-month period immediately preceding the disposition, (i) 25% or more of the issued shares of any class of InterOil were owned by the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or any combination thereof, and (ii) more than 50% of the fair market value of the InterOil Shares was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), and (d) an option in respect of, or an interest in, (a), (b) or (c). Based on our current assets, we do not believe that the test in (ii) will be satisfied. A Non-Resident Holder’s InterOil Shares may be taxable Canadian property in certain other circumstances set out in the Tax Act.

Non-Resident Holders whose InterOil Shares constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

LEGAL MATTERS

Certain matters relating to Canadian law will be passed upon by Bennett Jones LLP on behalf of InterOil. Certain matters of United States law will be passed upon by Haynes and Boone, LLP on behalf of InterOil. As at the date hereof, the partners and associates of Bennett Jones LLP and the partners and associates of Haynes and Boone, LLP, each as a group, beneficially own, directly or indirectly, less than 1% of the securities of InterOil and its associates and affiliates.

Certain matters relating to Canadian law will be passed upon for the underwriters by Blake, Cassels & Graydon LLP and certain matters relating to United States law will be passed upon by Morrison & Foerster LLP.

EXPERTS

Resources estimates incorporated by reference in this prospectus supplement are based upon a resource report prepared by GLJ Petroleum Consultants Ltd. GLJ Petroleum Consultants Ltd. has confirmed that it is an Independent Qualified Reserves Evaluator within the meaning of National Instrument 51-101.

PricewaterhouseCoopers, Chartered Accountants, Melbourne, Australia has prepared the auditor’s report on the consolidated financial statements of InterOil for the three years ended December 31, 2009. PricewaterhouseCoopers has confirmed it is independent within the meaning of Rule 3520 of the Public Company Accounting Oversight Board.

AVAILABLE INFORMATION

This prospectus supplement and the base prospectus form part of a registration statement on Form F-10 relating to our securities, including our common shares, that we have filed with the SEC (the “Registration Statement”). This prospectus supplement and the base prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. United States investors should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and our common shares.

Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary (telephone: +61 7 4046 4600), or by accessing the disclosure documents available through SEDAR which can be accessed as www.sedar.com, for Canadian filings, and the EDGAR system, which can be accessed at www.sec.gov, for U.S. filings.

We are subject to the informational requirements of the U.S. Securities Exchange Act, and in accordance therewith file reports and other information with the SEC. Such reports and other information filed by us can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus supplement and the base prospectus from documents filed with securities commissions or similar regulatory authorities in the Provinces of Alberta, British Columbia and Ontario and with the SEC.

This prospectus supplement is deemed to be incorporated by reference into the accompanying base prospectus as of the date hereof and only for the purposes of the distribution of the common shares offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the base prospectus and reference should be made to the base prospectus for full details.

All of the documents incorporated by reference in the accompanying base prospectus have been filed with the securities commissions or similar regulatory authorities in the Provinces of Alberta, British Columbia and Ontario and the SEC and are incorporated herein and form an integral part of this prospectus supplement, unless superseded, namely:

(a) our audited consolidated balance sheets as at December 31, 2009, 2008 and 2007, and our consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the three years ended December 31, 2009 (including note 30 titled “Reconciliation to generally accepted accounting principles in the United States”), together with the auditors’ report thereon dated March 1, 2010;

(b) our management discussion and analysis dated March 1, 2010 for the year ended December 31, 2009;

(c) our annual information form dated March 1, 2010 for the year ended December 31, 2009;

(d) our management discussion and analysis dated August 16, 2010 for the three and six-month periods ended June 30, 2010;

(e) our unaudited comparative interim consolidated financial statements for the three and six-month periods ended June 30, 2010 and 2009, together with notes thereto;

(f) our information circular filed on May 26, 2010 relating to the annual and special meeting of shareholders held on June 22, 2010;

(g) our information circular filed on May 25, 2009 relating to the annual and special meeting of shareholders held on June 19, 2009;

(h) our material change report dated January 15, 2010 in respect to our entering into a project agreement with the PNG National Government for the construction of a liquefied natural gas plant in Papua New Guinea; and

(i) our material change report dated August 12, 2010 in respect to our entering into the joint venture agreement with Mitsui for the development of a condensate stripping plant in Papua New Guinea.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Any documents of the type required by Section 11.1 of Form 44-101F1 — Short Form Prospectus promulgated under National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated be reference in a short form prospectus, including, without limitation, any annual information form, comparative annual financial statements and the auditors’ report thereon, comparative interim financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in the Provinces of Alberta, British Columbia and Ontario after the date of this prospectus supplement and prior to the termination of the distribution of the common shares under this prospectus supplement shall be deemed to be incorporated by reference in the accompanying base shelf prospectus for the purposes of this offering.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar regulatory authorities in the Provinces of Alberta, British Columbia and Ontario and the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of InterOil at, Level 1, 60-92 Cook Street, Cairns, Queensland 4870 Australia, Telephone: +61 7 4046 4600 or by accessing disclosure documents available through the Internet on the Canadian System for Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Our U.S. filings are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and may be accessed at www.sec.gov.

PURCHASER’S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment thereto contains a misrepresentation or are not delivered to the purchaser, provided that such remedies for rescission or, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

AUDITORS’ CONSENT

We have read the prospectus supplement dated November                  , 2010 to the short form prospectus of InterOil Corporation (the “Company”) dated November 2, 2010 relating to the offer and sale of                  common shares of the Company. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus and prospectus supplement of our report to the shareholders of the Company on the audited consolidated balance sheets of the Company as at December 31, 2009, 2008 and 2007 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years then ended. Our report is dated March 1, 2010.

This consent has been issued solely to comply with the requirements of Canadian generally accepted auditing standards and is neither required nor intended to satisfy the requirements of Canadian securities legislation or the U.S. Securities Act of 1933, as amended.

Melbourne, Australia	“ ● ”
November , 2010	Chartered Accountants

CERTIFICATE OF THE COMPANY

Dated: November                   2010

This short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of the Provinces of Alberta, Ontario and British Columbia.

“ ● ”	“ ● ”
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

“ ● ”	“ ● ”
Director	Director

CERTIFICATE OF THE UNDERWRITERS

Dated: November    , 2010

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of the Provinces of Alberta, Ontario and British Columbia.

“ ● ”	“ ● ”

“ ● ”	“ ● ”

Short Form Base Shelf Prospectus

No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

This short form prospectus has been filed under legislation in the Provinces of Alberta, British Columbia and Ontario that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of InterOil Corporation, Level 1, 60-92 Cook Street, Cairns, Queensland 4870 Australia, Telephone: +61 7 4046 4600, and are also available electronically at www.sedar.com.

Short Form Base Shelf Prospectus

New Issue	November 2, 2010

INTEROIL CORPORATION

U.S. $300,000,000

Common Shares
Preferred Shares
Warrants
Debt Securities

We may offer, from time to time under this short form prospectus, during the 25 month period that this short form prospectus, including any amendments hereto, remains effective, the securities listed above in one or more series or issuances, with the total initial offering price, in the aggregate, not to exceed U.S. $300,000,000 (or the equivalent in other currencies or currency units). Our securities may be offered separately or together, in amounts, at prices and on terms as we may determine based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We will provide the specific terms of any offering of these securities and all shelf information omitted from this shelf base prospectus in one or more supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer securities unless accompanied by a shelf prospectus supplement. All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this shelf base prospectus for the purpose of securities legislation as of the date of the prospectus supplement and only in the purposes of the offering of the securities to which the shelf prospectus supplement pertains. Any net proceeds we expect to receive from the issue of our securities will be set forth in a prospectus supplement.

This prospectus does not qualify for issuance of debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this prospectus may qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.

Investing in our securities involves risks. Please carefully consider the “Risk Factors” included herein and those described in the documents incorporated by reference into this prospectus.

Our business plans include the development of oil and gas licenses, infrastructure, liquefied natural gas facilities, a condensate plant and related facilities. We do not currently have the resources to finance these activities, and if we are unable to arrange for such financing in the future we may not have the resources to proceed with such development as contemplated or at all.

The majority of our “net cash from operating activities’ adjusted for ’proceeds from/(repayments of) working capital facilities’ are used in our appraisal and development programs for the Elk and Antelope fields in Papa New Guinea. Our net cash from working activities is not sufficient to fund those appraisal and development programs.

Our common shares trade under the symbol “IOC” on the New York Stock Exchange. The last reported sale price of our common shares on the New York Stock Exchange on November 1, 2010 was U.S.$72.84 per share.

Unless otherwise specified in a prospectus supplement, there is no market through which our debt securities, preferred shares or warrants may be sold and you may not be able to resell any debt securities, preferred shares or warrants purchased under this short form prospectus or any prospectus supplement. This may affect the pricing of the debt securities, preferred shares or warrants on the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”.

Our earnings coverage ratios calculated for the 12 months ended December 31, 2009 and the 12 months ended June 30, 2010 were less than one to one. See “Earnings Coverage” for more information.

The debt securities will be deemed unsecured obligations constituting subordinated indebtedness for the purposes of the Bank Act (Canada) and will not constitute deposits that are incurred under the Canada Deposit Insurance Corporation Act (Canada).

i

In this short form prospectus and in any prospectus supplement, unless otherwise specified or the context requires, all dollar amounts are expressed in U.S. dollars.

We are permitted under a multi-jurisdictional disclosure system adopted by the United States to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. For a reconciliation of the differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”), see note 30 of the notes to our 2009 audited consolidated financial statements, which are incorporated herein by reference and the reconciliation to U.S. GAAP of our unaudited Consolidated Financial Statements for six months ended June 30, 2010 and 2009 filed with the SEC on the EDGAR system.

Owning the securities may subject you to tax consequences both in the United States and Canada. This prospectus, or any applicable prospectus supplement, may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are continued under the laws of the Yukon Territory, Canada, most of our officers and directors and some of the experts named in this prospectus are not resident in the United States and most of our assets, the assets of our directors and officers and of these experts are located outside the United States.

Phil E. Mulacek, our Chief Executive Officer, Collin F. Visaggio, our Chief Financial Officer, and Gaylen Byker, a director of ours, each signed the certificate under Part 5 of National Instrument 41-101 — Distribution Requirements (“NI 41-101”) and reside outside of Canada. Although these persons have appointed Lackowicz, Shier & Hoffman, 300-204 Black Street, Whitehorse, Yukon Y1A 2M9 as their agent for service of process in the Provinces of Alberta, British Columbia and Ontario, it may not be possible for investors to enforce judgments obtained in Canada against them.

No underwriter has been involved in the preparation of, or has performed a review of, the contents of this prospectus.

We may sell securities to or through underwriters or dealers or directly to investors or through agents. The prospectus supplement relating to a particular offering of securities will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of the securities, including, to the extent applicable, the type of securities offered, the number of securities offered, the initial offering price, and, in the case of debt securities, the aggregate principal amount of debt authorized denominations, the interest rate, the proceeds that we will receive, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to securities sold to or through underwriters will be named in the related prospectus supplement. See “Plan of Distribution”.

In connection with any offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. For further information about market stabilization, see “Plan of Distribution”.

You should rely only on the information in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus.

Our corporate office is located at Level 1, 60-92 Cook Street, Cairns, Queensland 4870, Australia and our registered office is located at 300-204 Black Street, Whitehorse, Yukon YIA 2M9, Canada.

ii

ABOUT THIS PROSPECTUS

In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in U.S. dollars. “Canadian dollars” or “Cdn.$” means lawful currency of Canada. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian GAAP. For a discussion of the principal differences between our financial information as calculated under Canadian GAAP and under U.S. GAAP, you should refer to the notes of our consolidated annual financial statements incorporated by reference into this prospectus and the reconciliation to U.S. GAAP of our unaudited Consolidated Financial Statements for the six months ended June 30, 2010 and 2009 filed with the SEC on the EDGAR system. Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to “InterOil”, the “Corporation”, “we”, “us” and “our” mean InterOil Corporation and its subsidiaries, partnership interests and joint venture investments.

This prospectus provides a general description of the securities that we may offer. Each time we sell securities under this prospectus, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before investing in any securities, you should read both this prospectus and any applicable prospectus supplement together with additional information described below under “Documents Incorporated by Reference” and “Available Information.”

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted by law. You should bear in mind that although the information contained in, or incorporated by reference in, this prospectus is intended to be accurate as of the date on the front of such documents, such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this prospectus and by any subsequently filed prospectus amendments.

NON-CANADIAN GAAP MEASURES

We have included the following non-Canadian GAAP performance measures in this prospectus: “EBIT” and “adjusted EBIT”. These non-Canadian GAAP financial measures do not have any standardized meanings prescribed by Canadian GAAP and therefore are considered non-Canadian GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding our liquidity and ability to generate funds to finance our operations. Accordingly, the non-Canadian GAAP performance measures are presented as additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

“EBIT and “Adjusted EBIT” has been reconciled to the “net income/(loss)” for the respective periods disclosed in our audited annual financial statements for the year ended December 31, 2009 and our unaudited interim financial statements for the period ended June 30, 2010, which are incorporated by reference in this prospectus. These reconciliations have been disclosed under the heading “Earnings Coverage” of this prospectus.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This prospectus has been, and any prospectus supplement will be, prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this prospectus and any prospectus supplement have been, and will be, prepared in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). As at the date hereof, we do not have any reserves, including proved reserves, as defined under NI 51-101. NI 51-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning oil and gas activities.

Canadian standards, including NI 51-101, differ significantly from the requirements of the SEC, and reserve and resource information contained or incorporated by reference into this prospectus and any prospectus supplement may not be comparable to similar information disclosed by U.S. companies. In particular, the term “resource” does not equate to the term “reserves”. New SEC rules went into effect for fiscal years ending on or after December 31, 2009. These new rules are effective for fiscal years ending on or after December 31, 2009, and require SEC reporting companies to prepare their reserves estimates using revised reserve definitions and revised pricing based on 12-month unweighted first-day-of-the-month average pricing. The previous SEC rules required that reserve estimates be calculated using year-end pricing. Another impact of the new SEC rules is a general requirement that, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years of the date of booking. The SEC’s previous disclosure standards normally did not permit the inclusion of information concerning “probable reserves”, “possible reserves” or “resources” or other descriptions of the amount of oil and gas deposits that do not constitute “proved reserves” by U.S. standards in documents filed with the SEC. The new SEC disclosure standards permit companies to disclose their “probable” and “possible” reserves on a voluntary basis. U.S. investors should also understand that “resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of a “resource” exists or is economically or legally recoverable. The Canadian standards for identification of “proved reserves” are also not the same as those of the SEC, and proved reserves that may be reported in the future by InterOil in compliance with Canadian standards may not qualify as “proved reserves” under SEC standards. Accordingly, information concerning oil and gas reserves and resources set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

We are permitted under a multi-jurisdictional disclosure system adopted by the United States to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian GAAP, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. For a reconciliation of the differences between Canadian GAAP and U.S. GAAP, see note 30 of the notes to our 2009 audited consolidated financial statements, which are incorporated herein by reference and the reconciliation to U.S. GAAP of our unaudited Consolidated Financial Statements for six months ended June 30, 2010 and 2009 filed with the SEC on the EDGAR system.

Owning the securities may subject you to tax consequences both in the United States and Canada. This prospectus, or any applicable prospectus supplement, may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are continued under the laws of the Yukon Territory, Canada, most of our officers and directors and some of the experts named in this prospectus are not resident in the United States and most of our assets, the assets of our directors and officers and of these experts are located outside the United States.

FORWARD-LOOKING STATEMENTS

Certain statements contained in, or incorporated by reference into, this prospectus are forward-looking statements as defined in the Canadian and U.S. federal securities laws. Such statements are generally identifiable by the terminology used, such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of historical fact, included in or incorporated by reference in this prospectus are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our plans for our exploration activities and other business segments and results therefrom, expanding our business segments, operating costs, business strategy, contingent liabilities, environmental matters, and plans and objectives for future operations, the timing, maturity and amount of future capital and other expenditures.

Many risks and uncertainties may impact the matters addressed in these forward-looking statements, including but not limited to:

•	our ability to finance the development of a liquefied natural gas (“LNG”) and condensate stripping facility;

•	the uncertainty in our ability to attract capital;

•	the uncertainty associated with the regulated prices at which our products may be sold;

•	the inherent uncertainty of oil and gas exploration activities;

•	potential effects from oil and gas price declines;

•	the availability of crude feedstock at economic rates;

•	our ability to construct and commission our LNG and condensate stripping facility;

•	our ability to secure joint venture partners for our LNG and condensate stripping facilities;

•	the implementation of a financial information technology system could cause a financial statement error not to be detected;

•	difficulties with the recruitment and retention of qualified personnel;

•	losses from our hedging activities;

•	fluctuations in currency exchange rates;

•	the uncertainty of success in lawsuits and other proceedings;

•	political, legal and economic risks in Papua New Guinea;

•	our ability to meet maturing indebtedness;

•	stock price volatility;

•	landowner claims and disruption;

•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;

•	the inability of our refinery to operate at full capacity;

•	the impact of competition;

•	the margins for our products;

•	inherent limitations in all control systems, and misstatements due to errors that may occur and not be detected;

•	exposure to certain uninsured risks stemming from our operations;

•	contractual defaults;

•	uncertainty around the application of import duties on crude oil imported to our bonded warehouse;

•	payments from exploration partners;

•	interest rate risk;

•	weather conditions and unforeseen operating hazards;

•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;

•	the impact of our current debt on our ability to obtain further financing;

•	the adverse effects from importation of competing products contrary to our legal rights; and

•	law enforcement difficulties.

The forward-looking statements included in this prospectus are made only as of the date of this prospectus and are qualified by this cautionary statement. Except as required by applicable Canadian securities law, we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

Given the risks and uncertainties of our business, including those incorporated by reference in this prospectus and in any prospectus supplement under the heading “Risk Factors”, actual results may differ materially from those expressed or implied by forward-looking statements. In addition, we base forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking statements and should be aware that the forward-looking statements described in this prospectus (and in any prospectus supplement) and the documents incorporated by reference in this prospectus (and in any prospectus supplement) may not occur.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation continued under the laws of the Yukon Territory, Canada and substantially all of our assets are located in the Independent State of Papua New Guinea. Most of our directors and officers are not residents of the United States of America. As a result, it may be difficult for United States investors to effect service of process within the United States on us or our directors or officers or to enforce in the United States upon judgments of courts of the United States predicated upon civil liability under United States federal securities laws against us or our directors or officers.

Phil E. Mulacek, our Chief Executive Officer, Collin F. Visaggio, our Chief Financial Officer, and Gaylen Byker, a director of ours, each signed the certificate under Part 5 of NI 41-101 and reside outside of Canada. Although these persons have appointed Lackowicz, Shier & Hoffman, 300-204 Black Street, Whitehorse, Yukon Y1A 2M9 as their agent for service of process in the Provinces of Alberta, British Columbia and Ontario, it may not be possible for investors to enforce judgments obtained in Canada against them.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents have been filed with the securities commission or similar regulatory authority in the Provinces of Alberta, British Columbia and Ontario and are specifically incorporated by reference in, and form an integral part of, this prospectus:

(a) our audited consolidated balance sheets as at December 31, 2009, 2008 and 2007, and our consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the three years ended December 31, 2009 (including note 30 titled “Reconciliation to generally accepted accounting principles in the United States”), together with the auditors’ report thereon dated March 1, 2010;

(b) our management discussion and analysis dated March 1, 2010 for the year ended December 31, 2009;

(c) our annual information form dated March 1, 2010 for the year ended December 31, 2009;

(d) our management discussion and analysis dated August 16, 2010 for the three and six month periods ended June 30, 2010;

(e) our unaudited comparative interim consolidated financial statements for the three and six month periods ended June 30, 2010 and 2009, together with the notes thereto;

(f) our information circular filed on May 26, 2010 relating to our annual and special meeting of shareholders held on June 22, 2010;

(g) our information circular filed on May 25, 2009 relating to our annual and special meeting of shareholders held on June 19, 2009;

(h) our material change report dated January 15, 2010 in respect to our entering into a project agreement with the PNG National Government for the construction of a liquefied natural gas plant in Papua New Guinea; and

(i) our material change report dated August 12, 2010 in respect to our entering into the joint venture agreement with Mitsui & Co. Ltd. (“Mitsui”) for the development of a condensate stripping plant in Papua New Guinea.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and auditors’ reports thereon, management’s discussion and analysis of financial condition and results of operations, information circulars and any other documents required to be incorporated by reference pursuant to Section 11.1 of Form 44-101 of National Instrument 44-101 — Short Form Prospectus Distribution (“NI 44-101”) if filed in the Provinces of Alberta, British Columbia and Ontario after the date of this short form prospectus and before the date on which this short form prospectus ceases to be effective are deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

To the extent that any document or information incorporated by reference into this short form prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this short form prospectus forms a part. In addition, we have and will incorporate by reference into this short form prospectus any documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”). Our U.S. filings are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and may be accessed at www.sec.gov.

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar regulatory authorities in the Provinces of Alberta, British

Columbia and Ontario and the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at, Level 1, 60-92 Cook Street, Cairns, Queensland 4870 Australia, Telephone: 61 7 4046 4600 or by accessing disclosure documents available through the Internet on the Canadian System for Document Analysis and Retrieval (SEDAR) at www.sedar.com.

EXEMPTION FROM NATIONAL INSTRUMENT 44-101 — SHORT FORM PROSPECTUS DISTRIBUTION

On September 20, 2010, the Alberta Securities Commission, on behalf of itself and on behalf of the British Columbia Securities Commission and the Ontario Securities Commission, issued a decision (2010 ABASC 44) under the under the Process for Exemptive Relief Applications in Multiple Jurisdictions under Multilateral Instrument 11-102 — Passport System and under the securities legislation of each of Alberta, British Columbia and Ontario, respectively, pursuant to which we were granted an exemption from the qualification criteria that our common shares be listed and posted for trading on a short form eligible exchange (as such term is defined in NI 44-101, as required in subsection 2.2(e) of NI 44-101 and subsections 2.2(1), 2.2(2) and 2.2(3)(b)(iii) of National Instrument 44-102 Shelf Distributions.

OUR BUSINESS

Overview

We are developing a fully integrated energy company operating in Papua New Guinea and its surrounding Southwest Pacific region. Our operations are organized into four major business segments:

Segments	Operations

Upstream	Exploration and Production — Explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing discoveries. Current commercialization of the Elk and Antelope fields includes proposals for the development of a condensate stripping and recycling facility and development of gas production facilities for liquefied natural gas.

Midstream	Refining — Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for spot export.

Liquefaction — Developing an onshore and/or offshore LNG processing facility in Papua New Guinea.

Downstream	Wholesale and Retail Distribution — Markets and distributes refined products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate	Corporate — Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations. General and administrative and integrated costs are recovered from business segments on an equitable basis.

Upstream — Exploration and Production

Our upstream business currently has four exploration licenses in Papua New Guinea comprising approximately 4.7 million gross acres, three of which are operated by us and cover approximately 3.9 million net acres. During 2009, we entered into an agreement to sell our interest in the fourth exploration license. The effective completion of that sale is to occur in late October, having been contingent upon Ministerial approval in Papua New Guinea, which has recently been received. We have funded much of our exploration efforts through indirect participation interest agreements, pursuant to which investors make an up front payment to us and are entitled to an indirect interest in a specified number of exploration wells.

Our upstream business segment has focused on the drilling program in what we refer to as the Elk and Antelope fields in Papua New Guinea. This has led to natural gas and natural gas liquids discoveries in those fields beginning in 2006. We continue to evaluate the size and structure of the Elk and Antelope fields by drilling additional appraisal wells. Our ability to commercialize these discoveries will depend, in part, on the results of these appraisal wells. In addition, there is no market for natural gas in Papua New Guinea, so our ability to sell natural gas production from our discoveries will depend upon the development of a liquefied natural gas facility in Papua New Guinea. This project will require substantial amounts of capital and will take a number of years to complete. As discussed below, we are evaluating the construction of both a liquefied natural gas facility and a condensate stripping facility within the Elk and Antelope fields. No assurances can be given that we will be able to successfully construct such facilities, or as to the timing of such construction.

The commercialization of any resource discovered in the Elk and Antelope fields remains uncertain. The discovery is located in an area requiring construction of a pipeline and a gas liquefaction facility in order to process any gas extracted. We are exploring the sale of a portion of the ownership in the proposed liquefied natural gas processing facility (“LNG Project”) and the Elk and Antelope fields to industry investors in order to fund and develop the LNG Project.

We have entered into a joint venture agreement with Mitsui to develop a condensate stripping facility which would extract condensate from the Elk and Antelope fields. Such a facility would allow us to begin to monetize our natural gas discoveries. Following the completion of engineering design work, financing agreements and further regulatory approvals, Mitsui can make a final investment decision and elect whether to continue with the development of the condensate stripping facility and take a 50% share in the facility. In the event Mitsui elects to continue with the development of the facility, it will be responsible for sourcing the funding of the capital cost to build the facility and will have the option to acquire up to a 5% interest in the Elk and Antelope fields. If Mitsui elects not to continue with the development of the facility, we will be required to refund their capital expenditures.

In order to progress the development and commercialization of the Elk and Antelope fields, we are obligated to apply for and obtain a Petroleum Development License (“PDL”) covering the acreage surrounding the fields and on which to locate facilities and pipeline rights of way. We submitted an application for a Petroleum Retention License (“PRL”) in respect of the Elk and Antelope fields in August 2009 for an area totaling 105,445 acres (42,178 hectares). If granted, the PRL would allow us to evaluate the technical and commercial feasibility of condensate and/or gas production from the Elk and Antelope fields, pending development and submission of an application for a PDL.

As of the date of this base prospectus, we did not have any production of oil or gas and do not have any reserves, including proved reserves, as defined under Canadian National Instrument 51-101 — Standards of Oil and Gas Activities or under definitions established by the SEC.

Midstream — Refining

Our refinery is located across the harbor from Port Moresby, the capital city of Papua New Guinea. Our refinery is currently the sole refiner of hydrocarbons located in Papua New Guinea. Jet fuel, diesel and gasoline are the primary products that we produce for the domestic market. The refining process also results in the production of naphtha and low sulfur waxy residue. To the extent that we do not convert naphtha to gasoline, we export it to the Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstock. Low sulfur waxy residue can be and is being sold as fuel domestically and by export and is valued by more complex refineries as cracker feedstock.

Under our agreement with the State of Papua New Guinea, which expires in 2035, the State has undertaken to ensure that domestic distributors purchase their refined petroleum product needs from the refinery, or any refinery which is constructed in Papua New Guinea, at an import parity price (“IPP”). Our refinery’s production capacity exceeds the domestic demand for the refined products we produce in Papua New Guinea. However, during 2008 and 2009, not all domestic demand was sourced from our refinery, as some competing product was imported and sold in Papua New Guinea by distributors in apparent contravention of our rights under our agreement with the State. Beginning in November 2007, the basis of calculating the IPP at which products from our refinery may be sold domestically in Papua New Guinea was revised to more closely mirror changes in the costs of crude feedstock. The IPP formula was modified by changing the benchmark price for each refined product from “Singapore Posted Prices”, which were no longer being updated, to “Mean of Platts Singapore” (“MOPS”), which is the benchmark price for refined products in the Asia Pacific region. Minor additional adjustments to this formula were made in June 2008.

We have made further improvements to our refinery such that its operational capacity was expanded from 36,000 barrels per day to 36,500 barrels per day. During 2009, our average daily production was 21,155 barrels per day, which is below our refinery’s nameplate capacity.

Midstream — Liquefaction

We are developing an LNG Project for the potential construction of liquefaction facilities. Our LNG project agreement with Papua New Guinea allows for the production of up to 10.6 million tonnes per annum of LNG and associated condensates. The infrastructure currently being considered includes both floating and land based liquefaction plants. Associated infrastructure requirements include condensate storage and handling, a gas pipeline from the Elk and Antelope fields and LNG storage and handling. Initial design for the liquefaction facilities contemplates interface with our existing refinery infrastructure and leased land at Napa Napa near Port Moresby, which should assist in the construction of the LNG Project and increase operating efficiency.

Our subsidiary InterOil LNG Holdings Inc., together with Pacific LNG Operations Ltd. (“Pac LNG”), currently own PNG LNG Inc. (the “Joint Venture Company”) which is set up to develop and own the LNG Project. At present, we have equal voting rights with Pac LNG in the Joint Venture Company and all decisions are required to be unanimous. At the time the shareholders agreement was signed, we contributed, among other things, infrastructure developed by us near the proposed liquefaction facility site at Napa Napa, our stakeholder relations within Papua New Guinea, our negotiation of natural gas supply agreements with landowners and our contribution to project development. In exchange for that contribution we received non-voting B class shares in the Joint Venture Company reflecting a fair economic value of $100.0 million. As of December 31, 2009, we held 86.66% of the non-voting B class or economic shareholding in the Joint Venture Company. Ultimately, after equalization through cash call payments or sale of interests to match our contribution, we are entitled to a 52.5% economic interest in the Joint Venture Company while Pacific LNG is entitled to 47.5%.

Our agreement with Pacific LNG provides that the final investment decision for the project will not be approved until all of the joint venture partners agree that all of the following steps have been completed:

•	conclusion of front end engineering and design for certain (phase 1) facilities;

•	execution of the major project contracts;

•	approval of the construction plan and budget;

•	approval of the financing plan; and

•	receipt of each material governmental approval required.

Initial engineering design has been undertaken in relation to the LNG Project and the regulatory and taxation regime with Papua New Guinea was established with the execution on December 23, 2009, of the LNG project agreement. This agreement also provides for the participation by the State of Papua New Guinea in the LNG Project, allowing it to take up to a 20.5% ownership stake. Affected landowners are able to take up to an additional 2% stake. Aside from the extensive negotiation process associated with this agreement, effort has been focused towards establishing the availability of sufficient gas quantities to underpin this project.

Completion of liquefaction facilities will require substantial amounts of financing and construction and will take a number of years to complete. We are exploring the possible sale of a portion of the ownership in the LNG Project and the Elk and Antelope fields to industry investors in order to finance and develop this project and these fields. No assurances can be given that we will be able to successfully finance or construct such facilities, or as to the timing of such construction. See “Recent Developments — Heads Of Agreement with Energy World Corporation Ltd.” for more information.

Downstream — Wholesale and Retail Distribution

We have the largest wholesale and retail petroleum product distribution base in Papua New Guinea. This business includes bulk storage, transportation, distribution, aviation, wholesale and retail facilities for refined petroleum products. Our downstream business supplies petroleum products nationally in Papua New Guinea through a portfolio of retail service stations and commercial customers.

In June 2009, Papua New Guinea’s competition authority, the Independent Consumer & Competition Commission (“ICCC”), commenced a review of the pricing arrangements for petroleum products in Papua New Guinea. The last such review was undertaken during 2004 and pricing regulations established as a result of that review were scheduled to expire on December 31, 2009. The purpose of the review is to consider the extent to which the existing regulation of price setting arrangements at both the wholesale and the retail levels should continue or be revised for the next five year period. The existing pricing regulations have been carried over subsequent to December 31, 2009 pending this decision. We have provided detailed submissions to the ICCC. After numerous deferrals commencing in late 2009, on September 7, 2010 the ICCC issued a draft of its final report seeking further comment and input from industry participants. The ICCC has tentatively indicated its intention to release the Final Report in November, 2010. It is possible that the ICCC may determine to increase the regulation of pricing and reduce our distribution business margins. Such a decision, if made, may negatively affect our downstream business and require a review of our operations.

As of December 31, 2009, we provided petroleum products to 56 retail service stations with 43 operating under the InterOil brand name and the remaining 13 operating under their own independent brand. Of the 56 service stations that we supply, 17 are either owned by or head leased to us with a sublease to company-approved operators. The remaining 39 service stations are independently owned and operated. We supply products to each of these service stations pursuant to distribution supply agreements. We also provide fuel pumps and related infrastructure to the operators of the majority of these retail service stations that are not owned or leased by us.

RECENT DEVELOPMENTS

Heads Of Agreement with Energy World Corporation Ltd.

On September 28, 2010, we announced that we had, along with Liquid Niugini Gas Ltd., our joint venture LNG project company with Pacific LNG Operations Ltd., signed a Heads Of Agreement (“HOA”) with Energy World Corporation Ltd. to construct a two million tonne per annum land based LNG plant in the Gulf Province of Papua New Guinea. The Train 1 LNG plant would process an estimated 1.5 trillion cubic feet of natural gas over 15 years with early stage capital expenditure estimates amounting to US$455 per metric tonne of LNG production. In return for its commitment to fully fund the LNG plant, the HOA provides that Energy World Corporation Ltd. is to be entitled to a fee of 14.5% of the proceeds from the sale of LNG from the plant, less agreed deductions, and subject to adjustments based on timing and execution. The HOA sets out the major terms and conditions which the parties intend to include in the Train 1 Funding and Shareholder’s Agreements, as well as a potential expansion of the plant’s capacity. The final terms of those agreements are subject to negotiations among the various parties to the HOA, and the parties to the HOA are under no obligation to agree to the final terms. Accordingly, no assurance can be given as to the final terms of the agreements or as to the ability of the parties to be able to negotiate final definitive agreements for execution.

Settlement of Peters Litigation

We entered into an agreement to settle all claims against us and our subsidiaries brought by various plaintiffs in the District Court of Montgomery County, Texas commenced in 2005 and styled Todd Peters et. al v. Phil Mulacek et. al. Pursuant to the agreed settlement we issued 199,677 common shares to the plaintiffs, valued at $12 million based on a volume weighted average price calculated over the ten trading days prior to execution of the settlement agreement.

Short term secured facility

We closed on a $25 million secured term loan bearing a 10% interest rate with Clarion Finanz AG on August 11, 2010. The amount was made available in two installments of $12.5 million and each installment was drawn down during August 2010. The term loan facility matures on January 31, 2011 and will be used for upstream development and general corporate purposes. We have agreed to pledge to Clarion Finanz a 2.5% interest in the Elk and Antelope fields as collateral for the facility.

RISK FACTORS

Investing in our securities involves risks. You should carefully consider and evaluate all of the information contained in this short form prospectus (and in the documents incorporated herein by reference) and those described in a prospectus supplement relating to a specific offering of securities before you decide to purchase our securities. In particular, you should carefully consider and evaluate the many significant risks and uncertainties described in the documents incorporated by reference herein, including specifically the risk factors set out in “Risk Factors” in the annual information form dated March 1, 2010 for the year ended December 31, 2009 and our management discussion and analysis dated August 16, 2010 for the six months ended June 30, 2010. Any of the risks and uncertainties set forth therein could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of our securities. As a result, you could lose all or part of your investment.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement relating to an offering of securities, we intend to use the net proceeds from the sale of securities generally for the development and construction of a proposed condensate stripping plant and related facilities in Papua New Guinea, the development and construction of a liquefied natural gas plant and related facilities in Papua New Guinea and exploration and development activities in Papua New Guinea, in addition to general corporate purposes as appropriate. Pending such use, we will invest the net proceeds from any offering of securities in short term investments. We will re-allocate the funds only for sound business reasons. The amount of net proceeds to be used for any such purpose will be described in each applicable prospectus supplement.

We may need to initially fund certain aspects of both the planned condensate stripping plant and the liquefied natural gas plant, together with their related facilities, before Mitsui or Energy World Corporation Ltd. provide the funding, as described above. However, the majority of the net proceeds from any offering under this prospectus will be used to develop the Elk and Antelope fields and related facilities to deliver hydrocarbons to these plants and then to the market. Facilities will include, wells, pipelines, jetty, loading facilities, camps, roads, access ways, land and licenses.

To the extent an offering under this prospectus is completed by us prior to the repayment of indebtedness of the $25 million loan from Clarion Finanz AG, we intend to use a portion of the net proceeds from such offering to repay such indebtedness.

EARNINGS COVERAGE

The following consolidated earnings coverage ratio is calculated for the twelve month period ended December 31, 2009, based on our audited consolidated financial statements, and for the twelve month period ended June 30, 2010, based on our unaudited consolidated financial statements. The earnings coverage ratios do not give effect to the issue of any securities offered by this prospectus, since the aggregate principal amount of securities that may be issued under this prospectus and their terms are not presently known. The earnings coverage ratios set out below do not purport to be indicative of earnings coverage ratios in any future period.

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

Interest expense on long term debt(1)	$8,788	$4,841

Earnings Before Interest and Taxes(2) (“EBIT”)	$3,795	$(4,848)

Expected interest expense on long term debt(3)	$4,863	$4,841

Earnings coverage on long term debt(4)	0.78	(1.0)

Earnings requirement to achieve interest cover of 1:1(5)	$1,068	$9,690

Supplementary Earnings Coverage

In relation to the calculation of the Earnings Coverage Ratio for the year ended December 31, 2009 and twelve months ended June 30, 2010, there were some extraordinary items that impacted the results which when excluded from the calculation would result in the following coverage ratios:

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

Interest expense on long term debt(1)	$8,788	$4,841

Adjusted Earnings Before Interest and Taxes (6) (“Adjusted EBIT”)	$28,141	$20,585

Expected interest expense on long term debt(3)	$4,863	$4,841

Earnings coverage on long term debt(4)	5.79	4.25
Earnings requirement to achieve interest cover of 1:1	$—	$—

Notes:

(1)	Interest expense on long term debt has not been adjusted from the reported interest expense for the respective periods. The amount has been disclosed on the face of the Consolidated Statement of Operations under “Long term borrowing costs’. “Long term borrowing costs’ also includes the interest on the portion of long term debt securities that are disclosed as current liabilities.

The interest on short term working capital facilities and short term debt security (Clarion Finanz secured loan repayable in January 2011) are excluded from the interest expense on long term debt as these are repayable in the short term. To the extent an offering under this prospectus is completed by us prior to the repayment date, we intend to use a portion of the net proceeds from this offering to repay the Clarion Finanz secured loan. The working capital facilities have been excluded from the ratio calculation as these amounts are drawn down and settled from revenue collections on a regular basis.

If the short term working capital facilities and short term debt security are classified as long term debt for the Earnings Coverage and Supplementary Earnings Coverage ratios above, by adding the respective

$3,777 and $4,101 (each in thousands) interest expenses to the calculations, the resulting ratios would be as follows:

Earnings Coverage

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

Earnings coverage on long term debt	0.88	(0.08)
Earnings requirement to achieve interest cover of 1:1	$1,068	$9,690

Supplementary Earnings Coverage

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

Earnings coverage on long term debt	3.69	2.76
Earnings requirement to achieve interest cover of 1:1	$—	$—

(2)	EBIT is a non-GAAP measure and has been calculated by adding back ‘Long term borrowing costs’ and ‘income tax’ expenses to the ‘Net income/(loss)’ for the respective periods disclosed in the Consolidated Statement of Operations. See “Non-GAAP financial measures” in this prospectus.

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

Net income/(loss)	$6,083	$(1,361)

Add: Long term borrowing costs	$8,788	$4,841

Add Income tax (income)/expense	$(11,076)	$(8,374)

EBIT	$3,795	$(4,848)

(3)	The expected interest expense for the periods have been calculated by adjusting the “Long term borrowing costs’ for the interest expense on 8% subordinated convertible debentures which were converted to common shares at various periods during the six months ended June 30, 2009.

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

Long term borrowing costs	$8,788	$4,841

Less: Borrowing costs in relation to 8% subordinated convertible debentures which have been fully converted into Company’s common shares	$(3,925)	$(3,925)

Expected interest expense on long term debt(	$4,863	$4,841

(4)	Earnings coverage on long-term debt on an earnings basis is equal to earnings before interest on long term debt and income tax expense divided by expected interest expense on long term debt. For purposes of calculating the interest coverage ratios set forth in this prospectus, long-term debt includes the current portion of long-term debt. The ratio has been calculated excluding the carrying charges for the working capital facilities and other short term interest obligations as this debt is reflected as current liabilities and is short term in nature.

(5)	Earnings requirement to achieve earnings coverage ratio of one-to-one discloses the dollar amount of net profit required to achieve a ratio of one-to-one. For the 12 months ended June 30, 2010, when the ratio is ≤ 1, a net profit of $4,272 (in thousands) would result in an EBIT of $4,841 (in thousands), to get the coverage ratio one-to-one.

(6)	Adjusted EBIT is a non-GAAP measure and has been calculated by adjusting EBIT for the following items:

During the second half of 2009, we bought a combined 4.8364% interest in the Indirect Participation Interest Agreement (“IPI Agreement”) (a non-financial liability relating to our obligation to drill certain exploration wells under the IPI Agreement) from two investors for $63.0 million which was settled by issuing 1,344,710 of our common shares. We adopted the extinguishment of the liability model to account for this transaction, based on which a loss of $31.7 million was incurred in the Consolidated Statement of Operations of the Company for the 12 month periods ended December 31, 2009 and June 30, 2010.

During the 2009 year, gains were also recognized in the Consolidated Statement of Operations of the Company on sale of exploration properties in relation to the conveyance accounting of certain interests within the IPI Agreement in accordance with the guidance under US GAAP ASC 932-360 paragraphs 55-8 and 55-9. The conveyance accounting resulted in recognition of a gain of $7.4 million for the year ended December 31, 2009 and $6.3 million for the 12 months ended June 30, 2010.

See “Non-GAAP measures” in this prospectus. A reconciliation of Adjusted EBIT to EBIT is set forth below:

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

EBIT	$3,795	$(4,848)

Add: Extinguishment of IPI liability	$31,710	$31,710

Add: Conveyance accounting of IPI liability	$(7,364)	$(6,277)

Adjusted EBIT	$28,141	$20,585

CHANGES TO THE CAPITAL OF INTEROIL

Since June 30, 2010, on a consolidated basis there have been no material changes in our share or loan capital other than on August 11, 2010, we signed a short term secured credit facility for $25.0 million with Clarion Finanz AG. The amount was drawn down in two installments of $12.5 million each during August. The facility will mature on January 31, 2011 with an interest rate of 10% per annum. As at the date hereof, there is $25.0 million drawn down on such facility.

There are an aggregate of 44,312,212 common shares issued and outstanding as at the date hereof.

MARKET FOR SECURITIES

Our common shares are listed and posted for trading on the New York Stock Exchange under the symbol “IOC”. The following table sets forth the high and low sale prices and the trading volumes for the common shares on a monthly basis as reported by the New York Stock Exchange for the twelve month period before the date of this short form prospectus:

	Price Range		Volume (Number of
	High	Low	Common Shares)

2010
November (through 1st)	$73.77	$71.18	$632,100
October	$71.67	$64.64	12,748,100
September	$72.93	$59.15	12,293,500
August	$70.10	$55.35	12,986,500
July	$61.62	$44.40	12,899,600
June	$57.00	$42.60	17,672,300
May	$67.13	$41.67	26,529,200
April	$81.00	$66.24	22,725,300
March	$72.48	$57.22	31,494,700
February	$71.00	$57.18	23,487,500
January	$84.05	$58.29	34,208,100

2009
December	$78.43	$59.16	25,515,500
November	$58.02	$42.83	14,357,500

PRIOR SALES

During the twelve-month period preceding the date of this short form prospectus:

•	an aggregate of 359,650 common shares were issued from time to time upon the exercise of options;

•	an aggregate of 20,700 common shares have been issued at various times upon the vesting of restricted stock units;

•	an aggregate of 881,261 common shares have been issued at various times in the last twelve months at deemed issue prices ranging from $29.43 to $65.02 as part of an exchange of certain IPI percentage interests for our common shares; and

•	an aggregate of 199,677 common shares have been issued pursuant to the settlement agreement dated August 31, 2010 as further described in “Legal Proceedings.”

DESCRIPTION OF COMMON SHARES

The following describes the terms and provisions of our existing share capital.

Authorized Capital

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, with 1,035,554 Series A Preferred Shares authorized. As of November 2, 2010, 44,312,212 common shares and nil Series A Preferred Shares were issued and outstanding. Each Series A Preferred Share is convertible into one common share, subject to certain adjustments.

Common Shares

Holders of common shares are entitled to vote at any meeting of our shareholders and to one vote per share held, to receive, out of all profits or surplus available for dividends, any dividends declared by us on the common shares, and to receive our remaining property in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary.

Options

We have stock incentive plans that allow employees to acquire common shares. Option exercise prices are governed by the plan rules and equal the market price for the common shares on the date the options were granted. Options granted under the plan generally are fully vested after two years or more and expire five years after the grant date, although some have shorter and some have longer vesting periods. Default provisions in the plan rules provide for immediate vesting of granted options and expire ten years after the grant date.

As of November 2, 2010, there were options outstanding to purchase 1,830,100 common shares pursuant to our stock incentive plans.

Restricted Stock Units

In addition to the options noted above, our stock incentive plans also allow employees to acquire our common shares pursuant to restricted stock units granted by us. As of November 2, 2010, restricted stock units entitling employees rights to 126,940 common shares were outstanding pursuant to our stock incentive plans. The restricted stock units provided those employees with the right to receive common shares upon vesting. Vesting generally occurs in two equal tranches.

Other Instruments Convertible into or Exchangeable for Our Common Shares

We have entered into an agreement with P.I.E., under which P.I.E.’s remaining 5,000 shares in SPI InterOil LDC can be exchanged on a one-for-one basis for our common shares. This exchange may be made at any time.

In addition, we have granted the parties to an indirect participation agreement the right to convert their rights under that agreement into a certain number of our common shares. Certain investors under that agreement have waived their conversion right. At November 2, 2010, rights to convert up to 473,813 common shares remained outstanding.

DESCRIPTION OF PREFERRED SHARES

We are authorized to issue an unlimited number of preferred shares. The preferred shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by unanimous resolution of our board of directors. Subject to the provisions of the Business Corporations Act (Yukon), our directors may, by unanimous resolution, fix from time to time, before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of the preferred shares.

We have authorized the issuance of 1,035,554 Series A Preferred Shares, of which nil were outstanding as of November 2, 2010. Each Series A Preferred Share is convertible into one common share, subject to certain adjustments.

DESCRIPTION OF WARRANTS

As of November 2, 2010, there were nil warrants outstanding to purchase our common shares.

We may issue warrants entitling the holder to purchase our debt securities, preferred shares or common shares as described in the prospectus supplement relating to the issuance of the warrants. Warrants may be issued independently or together with other of our securities and may be attached to or separate from other securities.

The prospectus supplement will describe the terms of any warrants offered, including the following:

•	the number of warrants to be registered and the purchase price and manner of payment to acquire the warrants;

•	a description, including amount, of the debt securities, preferred shares or common shares which may be purchased upon exercise of the warrants;

•	the exercise price which must be paid to purchase the securities upon exercise of a warrant and any provisions for changes or adjustments in the exercise price;

•	any date on which the warrants and the related debt securities, preferred shares or common shares will be separately transferable;

•	the dates on which the right to exercise the warrants shall commence and expire;

•	any other material terms of the warrants; and

•	whether the warrants will be subject to redemption or call and the terms of such redemption or call.

Holders of warrants will not have any of the rights of holders of our debt securities, preferred shares or common shares that may be purchased upon exercise until they exercise the warrants and receive the underlying securities. These rights include the right to receive payments of principal of, any premium on, or any interest on, the debt securities purchasable upon such exercise or to enforce the covenants in the indentures or to receive payments of dividends on the preferred shares or common shares which may be purchased upon exercise or to exercise any voting right.

We reserve the right to set forth in a prospectus supplement specific terms of the warrants that are not within the options and parameters set forth in this prospectus. In addition, to the extent that any particular terms of the warrants described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such prospectus supplement with respect to such warrants.

InterOil will not offer warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be offered for sale.

Exercise of Warrants

After the close of business on the expiration date described in the prospectus supplement, warrants will expire and the holders will no longer have the right to exercise the warrants and receive the underlying securities. Warrants may be exercised by delivering a properly completed certificate in the form attached to the warrants and payment of the exercise price as provided in the prospectus supplement. We will issue and deliver our debt securities, preferred shares or common shares as soon as possible following receipt of the certificate and payment described above. If less than all of the warrants represented by a certificate are exercised, we will issue a new certificate for the remaining warrants. The foregoing terms of exercise may be modified by us in a prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions of the debt securities. We will provide particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a prospectus supplement. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.

Any debt securities will be issued under an indenture (the “Indenture”), dated August 6, 2008, between InterOil and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A form of the Indenture has been filed as an exhibit to the registration statement of which this prospectus is a part and is available as described below under “Available Information”.

We may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus. This prospectus does not qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this prospectus may qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.

The following is a summary of important provisions of the Indenture. For additional information, you should read the Indenture that is found as an exhibit to the registration statement filed with the SEC and available on SEDAR at www.sedar.com.

General

The Indenture does not limit the aggregate principal amount of debt securities which may be issued under the Indenture. It provides that debt securities will be in registered form, may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Certain material Canadian and United States federal income tax considerations applicable to any debt securities, and special tax considerations applicable to the debt securities denominated in a currency or currency unit other than Canadian or U.S. dollars, will be described in the prospectus supplement relating to the offering of debt securities.

The prospectus supplement will set forth the following terms relating to the debt securities being offered:

•	the title of the debt securities of the series;

•	any limit upon the aggregate principal amount of the debt securities of the series;

•	the person to whom any interest on a debt security of the series shall be payable;

•	the date or dates on which the principal of (and premium, if any, on) any debt securities of the series is payable;

•	the rate or rates at which the debt securities will bear interest, if any, the date or dates from which any interest will accrue, the interest payment dates on which interest will be payable and the regular record date for interest payable on any interest payment date;

•	the place or places where principal and any premium and interest are payable;

•	the period or periods if any within which, the price or prices at which, the currency or currency units in which and the terms and conditions upon which any debt securities of the series may be redeemed, in whole or in part, at our option;

•	our obligation, if any, to redeem or purchase any debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of the holder thereof and the terms and conditions upon which debt securities of the series may be redeemed or purchased, in whole or in part pursuant to such obligation;

•	if other than denominations of $1,000 and any integral multiples of $1,000, the denominations in which the debt securities are issuable;

•	if the amount of principal of or any premium or interest on any debt securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts shall be determined;

•	the currency, currencies or currency units in which the principal of or any premium or interest on any debt securities of the series will be payable, and any related terms;

•	if the principal of or any premium or interest on any debt securities of the series is to be payable, at our election or the election of the holders, in one or more currencies or currency units other than that or those in which the debt securities are stated to be payable, specific information relating to the currency, currencies or currency units, and the terms and conditions relating to any such election;

•	if other than the entire principal amount, the portion of the principal amount of any debt securities of the series that is payable upon acceleration of maturity;

•	if the principal amount payable at maturity of the debt securities of the series is not determinable prior to maturity, the amount that is deemed to be the principal amount prior to maturity for purposes of the debt securities and the Indenture;

•	if applicable, that the debt securities of the series are subject to defeasance and/or covenant defeasance;

•	if applicable, that the debt securities of the series will be issued in whole or in part in the form of one or more global securities and, if so, the depositary for the global securities, the form of any legend or legends which will be borne by such global securities and any additional terms related to the exchange, transfer and registration of securities issued in global form;

•	any addition to or change in the events of default applicable to the debt securities of the series and any change in the right of the Trustee or the holders of the debt securities to accelerate the maturity of the debt securities of the series;

•	any addition to or change in the covenants described in this prospectus applicable to the debt securities of the series;

•	the extent and manner, if any, to which payment of the debt securities will be senior or subordinated to our other indebtedness, and whether any obligations with respect to the debt securities will be granted by any other person;

•	whether the debt securities will be convertible into securities or other property, including our common shares or other securities, whether in addition to, or in lieu of, any payment of principal or other amount or otherwise, and whether at our option or otherwise, the terms and conditions relating to conversion of the debt securities, and any other provisions relating to the conversion of the debt securities;

•	any provisions relating to or permitting or restricting the issuance of additional securities, the incurring of additional indebtedness and any material negative covenants;

•	our obligation, if any, to pay to holders of any debt securities of the series amounts as may be necessary so that net payments on the debt security, after deduction or withholding for or on account of any present or future taxes and other governmental charges imposed by any taxing authority upon or as a result of payments on the securities, will not be less than the gross amount provided in the debt security, and the terms and conditions, if any, on which we may redeem the debt securities rather than pay such additional amounts;

•	whether we will undertake to list the debt securities of the series on any securities exchange or automated interdealer quotation system; and

•	any other terms of the series of debt securities.

We reserve the right to set forth in a prospectus supplement specific terms of the debt securities that are not within the options and parameters set forth in this prospectus. In addition, to the extent that any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such prospectus supplement with respect to such debt securities.

Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford the holders the right to tender debt securities to us for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest, in the event we should become involved in a highly leveraged transaction or in the event of a change in control of us.

Debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and may be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, we may, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be unsecured obligations and will rank equally and ratably with all of our other unsecured and unsubordinated indebtedness.

InterOil is a holding company that conducts substantially all of its operations and holds substantially all of its assets through its subsidiaries. As at December 31, 2009, InterOil’s subsidiaries had outstanding $78.1 million aggregate principal amount of secured short-term and long-term debt (excluding intercompany indebtedness). The debt securities issued under this prospectus will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness of InterOil’s subsidiaries.

Form, Denominations and Exchange

Unless otherwise specified in the applicable prospectus supplement, debt securities will be issuable solely as registered securities without coupons in denominations of US$1,000 and integral multiples of US$1,000, or in such other denominations as may be set out in the terms of the debt securities of any particular series. The Indenture also provides that debt securities of a series may be issuable in global form.

Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations.

The applicable prospectus supplement may indicate the places to register a transfer of debt securities, if other than the corporate trust office of the Trustee. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the debt securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to: (i) issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or (iii) issue, register the transfer of or exchange any debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Payment

Unless otherwise indicated in the applicable prospectus supplement, payment of principal of and premium, if any, and interest, if any, on debt securities will be made at the corporate trust office of the Trustee, The Bank of New York Trust Company, N.A., New York, New York 10005, or we may choose to pay principal, interest and any premium by (i) check mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or (ii) wire transfer to an account located in the United States of the person entitled to receive payments as specified in the securities register.

Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by us.

Global Securities

The registered debt securities of a series may be issued in whole or in part in global form (a “Global Security”) and will be registered in the name of and be deposited with a depository (the “Depositary”), or its nominee, each of which will be identified in the prospectus supplement, if the depository is other than The Depository Trust Company (“DTC”) and if the Trustee’s nominee is other than Cede & Co. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of the successor.

Unless otherwise indicated in an applicable prospectus supplement with respect to a series of debt securities, DTC, New York, New York, will act as the depositary for the debt securities. The debt securities will be issued as fully-registered securities registered in the name of Cede & Co., DTC’s nominee. DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. Direct participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

If other than as described below, the specific terms of the depository arrangement with respect to any portion of a particular series of debt securities to be represented by a Global Security will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depository arrangements.

Upon the issuance of a Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such persons having accounts with such Depositary or its nominee (“participants”). Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by InterOil if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the Depositary for a Global Security or its nominee is the registered owner of the Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have debt securities of the series represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued or if there has occurred and be continuing an event of default under the Indenture. The Depositary will have no knowledge of the actual beneficial owners of the debt securities; the Depositary’s records will reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Any payments of principal, premium, if any, and interest on Global Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such debt securities. None of us, the Trustee or any paying agent for debt securities represented by the Global Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the Depositary for a Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of debt securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the debt securities, such as redemptions, tenders, defaults, and proposed amendments to the Indenture.

Any redemption notices relating to the debt securities will be sent to the Depositary. If less than all of the debt securities of a series are being redeemed, the Depositary may determine by lot the amount of the interest of each direct participant in the series to be redeemed. Neither the Depositary nor its nominee will consent or vote with respect to debt securities unless authorized by a direct participant in accordance with the Depositary’s procedures. Under its procedures, the Depositary may send a proxy to us as soon as possible after the record date for a consent or vote. The proxy would assign the Depositary’s nominee’s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the relevant record date.

No Global Security may be exchanged in whole or in part, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for the Global Security or its nominee unless (1) the Depositary (A) has notified us that it is unwilling or unable to continue as Depositary for the Global Security or (B) has ceased to be a clearing agency registered under the U.S. Exchange Act, or (2) there shall have occurred and be continuing an event of default under the Indenture.

Covenants

Except to the extent that covenants are modified, deleted or added with respect to any series of debt securities, as provided in an applicable prospectus supplement with respect to such series of debt securities, we will covenant with respect to each series of debt securities to:

•	duly and punctually pay amounts due on the debt securities;

•	maintain an office or agency where debt securities may be presented or surrendered for payment, where debt securities may be surrendered for registration of transfer or exchange and where notices and demands to us may be served;

•	deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate stating whether or not we are in default under the Indenture;

•	pay before delinquency, taxes, assessments and governmental charges and lawful claims for labour, materials and supplies which, if unpaid, might by law become a lien upon our property, subject to our right to contest the validity of a charge, assessment or claim in good faith; and

•	maintain and keep in good condition properties used or useful in the conduct of our business and make necessary repairs and improvements as in our judgment are necessary to carry on our business; provided, that we may discontinue operating or maintaining any of our properties if, in our judgment, the discontinuance is desirable in the conduct of our business and not disadvantageous in any material respect to the holders of the debt securities.

Subject to the provision described under the heading “Description of Debt Securities — Mergers, Consolidations and Sales of Assets” below, we will also covenant that we will do all things necessary to preserve and keep in full force and effect our existence, rights and franchises; provided that we are not required to preserve any right or franchise if the board of directors determines that preservation of the right or franchise is no longer desirable in the conduct of our business and that its loss is not disadvantageous in any material respect to the holders of the debt securities.

Waiver of Covenants

Except as otherwise provided in an applicable prospectus supplement with respect to any series of debt securities under the Indenture, we may omit in any particular instance to comply with any term, provision or condition in any covenant for such series, if before the time for such compliance the holders of a majority in principal amount of the outstanding securities of the series waive compliance with the applicable term, provision or condition.

Mergers, Consolidations and Sales of Assets

We may consolidate or amalgamate with or merge into or enter into any statutory arrangement for such purpose with any other person or convey, transfer or lease our properties and assets substantially as an entirety to any person, so long as, among other requirements:

•	the successor to the consolidation, amalgamation, merger or arrangement is organized under the laws of Canada, or any Province or Territory, the United States of America, or any State or the District of Columbia, and expressly assumes the obligation to pay the principal of and any premium and interest on all of the debt securities and perform or observe the covenants and obligations contained in the Indenture;

•	immediately after giving effect to the transaction, no Event of Default, or event which, after notice or lapse of time or both, would become an Event of Default, will have happened and be continuing; and

•	if, as a result of any such consolidation, amalgamation, merger or arrangement, our properties or assets would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by the Indenture, we or our successor, as the case may be, shall take such steps as shall be necessary effectively to secure the debt securities equally and ratably with (or prior to) all indebtedness secured thereby.

Upon any consolidation, amalgamation, merger or arrangement of us or conveyance, transfer or lease of our properties and assets substantially as an entirety, our successor will succeed to every one of our rights and powers under the Indenture, and we will be relieved of all obligations and covenants under the Indenture and the debt securities.

Redemption

If and to the extent specified in an applicable prospectus supplement, the debt securities of a series will be subject to redemption at the time or times specified therein, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice. Notice of redemption of the debt securities of such series will be given once not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

We will file with the Trustee, within 15 days after it files them with the SEC, copies of our annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Exchange Act. If we are not required to file such information, documents or reports with the SEC, then we will file with the Trustee such periodic reports as we file with the securities commission or corresponding securities regulatory authority in the Province of Alberta within 15 days after we file them with such securities commissions or securities regulatory authorities.

Events of Default

Unless otherwise specified in an applicable prospectus supplement relating to a particular series of debt securities, the following events are defined in the Indenture as “Events of Default” with respect to debt securities of any series:

•	our failure to pay when due the principal of or premium (if any) on any debt securities or, if the debt securities are convertible into other securities, any amounts due upon the conversion of the debt securities;

•	our failure, continuing for 30 days, to pay any interest due on any debt securities;

•	the breach or violation of any covenant or agreement which affects or is applicable to the securities of that series which continues for a period of 90 days after notice from the Trustee or from holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby;

•	certain events of bankruptcy, insolvency or reorganization involving us; or

•	any other Event of Default provided with respect to debt securities of that series.

If an Event of Default occurs and is continuing with respect to any series of debt securities, then and in every such case the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of such series and all interest thereon to be immediately due and payable. If, however, the event of default is an event of bankruptcy, insolvency or reorganization, the principal amount of the series of securities shall automatically become immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series (or in the case of certain events of bankruptcy, insolvency or reorganization, the holders of all outstanding debt securities), by written notice to us and the Trustee under certain circumstances (which include payment or deposit with the Trustee of outstanding principal, premium and interest, unless the prospectus supplement applicable to an issue of debt securities otherwise provides), may rescind and annul such acceleration.

The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an Event of Default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such Event of Default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of such series affected by such Event of Default, (b) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series affected by such Event of Default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

Modification and Waiver

Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

•	change the stated maturity of the principal of, or any installment of interest, if any, on any debt security;

•	reduce the principal amount of, or the premium, if any, or the rate of interest, if any, on any debt security;

•	change the place of payment;

•	change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•	adversely affect any right to convert or exchange any debt security;

•	reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;

•	modify the provisions of the Indenture relating to subordination in a manner that adversely affects the rights of the holders of debt securities; or

•	modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture, including the covenants and Events of Default. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past Event of Default under the Indenture with respect to that series, except an Event of Default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of debt securities, in order, among other purposes, to cure any ambiguity or inconsistency or to make any change that does not have an adverse effect on the rights of any holder of debt securities.

Defeasance

The Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities of such series (“Defeasance”) (except with respect to the authentication, transfer, exchange or replacement of debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

•	we have delivered to the Trustee an opinion of counsel in the United States stating that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

•	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency (“CRA”) to the effect that the holders of such outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

•	no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit;

•	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

•	we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and

•	other customary conditions precedent are satisfied.

We may exercise our Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

The Indenture provides that, at our option, we may omit to comply with covenants, including the covenants described above under the heading “Description of Debt Securities — Covenants”, and such omission shall not be deemed to be an Event of Default under the Indenture and the outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities (“Covenant Defeasance”). If we exercise our Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the Events of Default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

•	we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

•	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the CRA to the effect that the holders of such outstanding debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities include holders who are not resident in Canada);

•	no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit;

•	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

•	we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and

•	other customary conditions precedent are satisfied.

Consent to Jurisdiction and Service

Under the Indenture, we agree to appoint CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the city of New York, and irrevocably submit to such jurisdiction.

Governing Law

The debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

PLAN OF DISTRIBUTION

We may sell securities to or through underwriters or dealers and also may sell securities directly to purchasers pursuant to applicable statutory exemptions or through agents. Only those underwriters, dealers or agents named in a prospectus supplement will be the underwriters, dealers or agents in connection with the securities offered thereby.

The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers, underwriters, dealers or agents, as applicable.

The prospectus supplement relating to a particular offering of securities will also set forth the terms of the offering of the securities, including to the extent applicable, the initial offering price, the proceeds to us, the name or names of any underwriter, dealers or agents, the underwriting concessions or commissions, and any fees, discounts or concessions to be allowed or re-allowed to such underwriters, dealers or agents. Underwriters with respect to securities sold to or through underwriters will be named in the prospectus supplement relating to such securities.

In connection with the sale of securities, underwriters may receive compensation from us or from purchasers of the securities for whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions will be paid out of our general funds. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

Any offering of debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange. Unless otherwise specified in the applicable prospectus supplement, there is no market through which the debt securities, preferred shares or warrants may be sold and purchasers may not be able to resell debt securities, preferred shares or warrants purchased under this short form prospectus or any prospectus supplement. This may affect the pricing of the debt securities, preferred shares or warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain dealers may make a market in the debt securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the debt securities or as to the liquidity of the trading market, if any, for the debt securities.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the original course of business.

In connection with any offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

Owning any of our securities may subject you to tax consequences both in the United States and Canada. Although the applicable prospectus supplement may describe certain Canadian and United States federal income tax consequences of the acquisition, ownership and disposition of any securities offered under this prospectus by an initial investor, the prospectus supplement may not describe these tax consequences fully. You should consult your own tax advisor with respect to your particular circumstances.

LEGAL PROCEEDINGS

On August 31, 2010, we entered into an agreement to settle all claims against us and our subsidiaries brought by various plaintiffs in the District Court of Montgomery County, Texas commenced in 2005 and styled Todd Peters et. al v. Phil Mulacek et. al. The plaintiffs are members of a partnership that bought a modular oil refinery that was subsequently, through a series of transactions, sold to a subsidiary of ours. The plaintiffs sought damages based on numerous alternative methods of calculation which if successful, could have exceeded $125 million, together with unspecified punitive damages, attorney’s fees, expenses and court costs. Pursuant to the agreed settlement, we agreed to issue common shares to the plaintiffs, valued at $12 million based on a volume weighted average price calculated over the ten trading days prior to execution of the settlement agreement. The value of this settlement will be expensed by us in our financial statements during the third quarter of 2010. Under the terms of the settlement agreement, we, along with our affiliates, directors, officers, in their positions as such, and certain other related parties are released from all claims from the plaintiffs, whether asserted in the lawsuit or not.

The settlement received final court approval on September 17, 2010. A total of 199,677 common shares were issued pursuant to the settlement agreement on October 19, 2010.

The settlement does not reflect any admission by us, our affiliates or our directors or officers, and has been entered into on the basis that it best serves our interests and the interests of our shareholders.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement relating to any offering of securities, certain legal matters relating to the offering of the securities will be passed upon for us by Bennett Jones LLP. Certain U.S. legal matters, to the extent they are addressed in any prospectus supplement, will be passed upon for us by Haynes and Boone, LLP.

The partners and associates of each of Bennett Jones LLP and Haynes and Boones, LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities as at the date hereof.

EXPERTS

Our audited consolidated financial statements as at December 31, 2009 and for each of the three years ended December 31, 2009, together with the notes thereto, incorporated by reference into this short form prospectus, have been audited by PricewaterhouseCoopers, chartered accountants, as indicated in their report dated March 1, 2010 also incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers was first appointed as our auditor on June 6, 2005. For information regarding PricewaterhouseCoopers, see “Experts” in the annual information form for the year ended December 31, 2009.

Information relating to our resources incorporated by reference into this short form prospectus was evaluated by GLJ Petroleum Consultants Limited, as independent qualified reserves evaluators, and incorporated by reference herein in reliance upon the authority of said firm as experts in resources. For information regarding GLJ Petroleum Consultants Limited, see “Experts” in the annual information form for the year ended December 31, 2009.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which the prospectus forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the consent of PricewaterhouseCoopers; and (iii) the consent of GLJ Petroleum Consultants Limited.

AVAILABLE INFORMATION

Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary (telephone: 61 7 4046 4600), or by accessing the disclosure documents available through SEDAR which can be accessed as www.sedar.com, for Canadian filings, and the EDGAR system, which can be accessed at www.sec.gov, for U.S. filings.

We are subject to the informational requirements of the U.S. Exchange Act, and in accordance therewith file reports and other information with the SEC. Such reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are PricewaterhouseCoopers, Melbourne, Australia.

The transfer agent and registrar for our common shares is Computershare Investor Services Inc. of Canada at its principal transfer office in Toronto, Ontario.

PURCHASER’S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto. In several of the Provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price of damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment thereto contains a misrepresentation or are not delivered to the purchaser, provided that such remedies for rescission, the revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

AUDITORS’ CONSENT

We have read the short form base shelf prospectus of InterOil Corporation (the company) dated November 2, 2010 relating to the qualification for distribution of up to $300,000,000 aggregate initial offering price of certain common shares, debt securities, preferred shares and warrants of the company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the company on the balance sheets of the company as at December 31, 2009, 2008 and 2007 and the statements of operations, comprehensive income, shareholders equity and cash flows for each of the years in the three-year period ended December 31, 2009. Our report is dated March 1, 2010.

This consent has been issued solely to comply with the requirements of Canadian generally accepted auditing standards and is neither required nor intended to satisfy the requirements of Canadian securities legislation or the U.S. Securities Act of 1933, as amended.

/s/ PricewaterhouseCoopers

CHARTERED ACCOUNTANT

Melbourne, Australia
November 2, 2010

CERTIFICATE OF THE CORPORATION

Dated: November 2, 2010

This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation in the Provinces of Alberta, Ontario and British Columbia.

“Phil E. Mulacek”	“Collin F. Visaggio”
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

“Ford Nicholson”	“Gaylen Byker”
Director	Director